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                               [GRAPHIC OMITTED]
                             [LOGO - TECKCOMINCOO]


                            ANNUAL INFORMATION FORM

                                 March 1, 2006





                             TECK COMINCO LIMITED
                         Suite 600, 200 Burrard Street
                          Vancouver, British Columbia
                                    V6C 3L9




              AN ADDITIONAL COPY OF THIS ANNUAL INFORMATION FORM
          MAY BE OBTAINED UPON REQUEST FROM THE CORPORATE SECRETARY,
        TECK COMINCO LIMITED AT THE ABOVE ADDRESS OR FROM THE COMPANY'S
                        WEB SITE - WWW.TECKCOMINCO.COM



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

                               TABLE OF CONTENTS



NOMENCLATURE...............................................................III


CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION........................III


GLOSSARY OF TECHNICAL TERMS.................................................VI


CORPORATE STRUCTURE..........................................................1

   NAME, ADDRESS AND INCORPORATION...........................................1
   INTERCORPORATE RELATIONSHIPS..............................................2

GENERAL DEVELOPMENT OF THE BUSINESS..........................................2

   THREE-YEAR HISTORY........................................................2
      2003...................................................................2
      2004...................................................................3
      2005...................................................................4
   SIGNIFICANT ACQUISITIONS AND DISPOSITIONS IN 2005.........................5
      FORT HILLS OIL SANDS...................................................5

DESCRIPTION OF THE BUSINESS..................................................5

   GENERAL...................................................................5
      PRODUCT SUMMARY........................................................6
   INDIVIDUAL OPERATIONS.....................................................7
      ZINC...................................................................7
      COAL..................................................................10
      COPPER................................................................14
      GOLD..................................................................17
      FORT HILLS OIL SANDS..................................................19
      EXPLORATION...........................................................21
      MINERAL RESERVES AND RESOURCES........................................22
   SAFETY AND ENVIRONMENTAL PROTECTION......................................26
   SOCIAL AND ENVIRONMENTAL POLICIES........................................28
   HUMAN RESOURCES..........................................................28
   FOREIGN OPERATIONS.......................................................29
   COMPETITIVE CONDITIONS...................................................29
   RISK FACTORS.............................................................30
      RISKS INHERENT IN THE MINING AND METALS BUSINESS......................30
      COMMODITY PRICE FLUCTUATIONS AND HEDGING..............................30
      RISKS ASSOCIATED WITH FORT HILLS......................................31
      COMPETITION FOR MINING PROPERTIES.....................................32
      COMPETITION IN PRODUCT MARKETS........................................32
      FUTURE MARKET ACCESS..................................................32
      RESERVE AND RESOURCE ESTIMATES........................................32
      CURRENCY FLUCTUATIONS.................................................33
      INTEREST RATE RISK....................................................33
      ENVIRONMENT...........................................................33
      ABORIGINAL TITLE CLAIMS...............................................34
      FOREIGN ACTIVITIES....................................................34
      LEGAL PROCEEDINGS.....................................................34

DIVIDENDS...................................................................34

DESCRIPTION OF CAPITAL STRUCTURE............................................35

   GENERAL DESCRIPTION OF CAPITAL STRUCTURE.................................35
   RATINGS..................................................................35

MARKET FOR SECURITIES.......................................................37

   TRADING PRICE AND VOLUME.................................................37

DIRECTORS AND OFFICERS......................................................38

   DIRECTORS................................................................38
   OFFICERS.................................................................40
   AUDIT COMMITTEE INFORMATION..............................................42
      MANDATE OF AUDIT COMMITTEE............................................42
      COMPOSITION OF THE AUDIT COMMITTEE....................................42
      PRE-APPROVAL POLICIES AND PROCEDURES..................................43
      EXTERNAL AUDITOR SERVICE FEES.........................................43
   OWNERSHIP BY DIRECTORS AND OFFICERS......................................44

LEGAL PROCEEDINGS...........................................................44


TRANSFER AGENTS AND REGISTRARS..............................................44


MATERIAL CONTRACTS..........................................................44


INTERESTS OF EXPERTS........................................................44


ADDITIONAL INFORMATION......................................................45


SCHEDULE A.................................................................A-1

   AUDIT COMMITTEE MANDATE.................................................A-1

SCHEDULE B.................................................................B-1

   REPORT ON RESERVES DATA BY  INDEPENDENT QUALIFIED RESERVES
   EVALUATOR OR AUDITOR....................................................B-1

SCHEDULE C.................................................................C-1

   REPORT OF MANAGEMENT AND DIRECTORS ON DECEMBER 2005 OIL
   AND GAS DISCLOSURE......................................................C-1




NOTE:  ALL CURRENCY REFERENCES ARE TO CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

                                 NOMENCLATURE

In this Annual Information Form, unless the context otherwise dictates, "we", "Teck Cominco" or the "Company" refers to Teck Cominco Limited and its subsidiaries and a reference to Teck Cominco Metals refers to Teck Cominco Metals Ltd. and its subsidiaries.


              CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This Annual Information Form and certain documents incorporated by reference in this Annual Information Form contain certain forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should",
"believe" and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference in this Annual Information Form, as the case may be. These forward-looking statements include but are not limited to, statements concerning:

     o prices and price volatility for zinc, copper, coal, gold and other primary metals and minerals as well as oil, natural gas and petroleum products;

     o the long-term demand for and supply of zinc, copper, coal, gold and other primary metals and minerals;

     o our premiums realized over London Metal Exchange cash and other benchmark prices and the sensitivity of our financial results to changes in metals and minerals prices;

     o    treatment and refining charges;

     o    our strategies and objectives;

     o    our interest and other expenses;

     o    our tax position and the tax rates applicable to us;

     o political unrest or instability in countries such as Peru and its impact on our foreign assets, including our interest in the Antamina copper, zinc mine;

     o the timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of our development and expansion projects, including, among others, the Fort Hills Project;

     o our estimates of the quantity and quality of our mineral and oil reserves and resources;

     o our planned capital expenditures and our estimates of reclamation and other costs related to environmental protection;

     o our future capital and mine production costs and production levels, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

     o    our cost reduction and other financial and operating objectives;

     o    our exploration, environmental, health and safety initiatives;

     o    the   availability  of  qualified   employees  for  our  operations,
          including our new developments;

     o the resolution of labour disputes and the satisfactory negotiation of collective agreements with unionized employees, including at the Elkview mine, the Antamina mine and the Fording River mine;

     o the outcome of legal proceedings and other disputes in which we are involved;

     o    general business and economic conditions;

     o    the outcome of our coal price  negotiations  and  negotiations  with
          customers  concerning  treatment  charges,   price  adjustments  and
          premiums; and

     o    our dividend policy.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including risks that may affect our operating or capital plans including risks generally encountered in the development of mineral properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of our principal commodities which are cyclical and subject to substantial price fluctuations; risks created through competition for mining properties; risk associated with lack of access to markets; risks associated with mineral and oil and gas reserve and resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with non-performance by contractual counterparties; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Information Form. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

     o    general business and economic conditions;

     o    interest rates and foreign exchange rates;

     o the supply and demand for, deliveries of, and the level and volatility of prices of zinc, copper, coal and gold and our other primary metals and minerals as well as oil, natural gas and petroleum products;

     o the timing of the receipt of regulatory and governmental approvals for our development projects and other operations;

     o the availability of financing for our development projects on reasonable terms;

     o our costs of production and our production and productivity levels, as well as those of our competitors;

     o    power prices;

     o    our ability to secure adequate transportation for our products;

     o our ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis;

     o    our ability to attract and retain skilled staff;

     o the impact of changes in Canadian-US dollar and other foreign exchange rates on our costs and results;

     o engineering and construction timetables and capital costs for our development and expansion projects;

     o    costs of closure of various operations;

     o    market competition;

     o the accuracy of our reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

     o    premiums   realized  over  London  Metal  Exchange  cash  and  other
          benchmark prices;

     o    tax benefits and tax rates;

     o the outcome of our coal price and refining and treatment charge negotiations with customers;

     o    the resolution of environmental  and other  proceedings or disputes;
          and

     o our ongoing relations with our employees and with our business partners and joint venturers.


We caution you that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" in this Annual Information Form. We undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

                          GLOSSARY OF TECHNICAL TERMS

BALL MILL: a rotating horizontal cylinder in which ore is ground using metal balls.

CARBON-IN-PULP: a process used to recover gold that has been dissolved after cyanide leach agitation.

CATHODE: an electrode in an electrolytic cell which receives electrons and which represents the final product of an electrolytic refining process.

CLEAN COAL: coal that has been processed to separate impurities and is in a form suitable for sale.

COKE: the substance formed when coking coal is heated to a very high temperature in the absence of air, primarily used in the process of steel making in integrated steel mills.

CONCENTRATE: a product containing valuable minerals from which most of the waste mineral in the ore has been eliminated in a mill or concentrator.

CUSTOM CONCENTRATE: concentrate sold to third party smelters for smelting.

DORE: unrefined gold and silver bullion bars.

DRIFT: a horizontal passage from one underground working place to another and parallel to the strike of the ore.

FLOTATION: a method of mineral separation in which a froth created in water by a variety of reagents floats certain finely crushed minerals, whereas other minerals sink, so that the valuable minerals are concentrated and separated from the waste.

GRADE: the classification of an ore according to its content of economically valuable material, expressed as grams per tonne for precious metals and as a percentage for most other metals.

HARD COKING COAL: a type of metallurgical coal used primarily for making coke in integrated steel mills.

KIVCET FURNACE: a smelting furnace which produces lead bullion and slag.

METALLURGICAL COAL: various grades of coal suitable for making steel, such as coking coal.

MILL: a plant in which ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals.

MINERAL  RESERVE:  the  economically  mineable part of a measured or indicated
mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

PROBABLE MINERAL RESERVE: the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

PROVEN MINERAL RESERVE: the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

MINERAL RESOURCE: a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

INDICATED MINERAL RESOURCE: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

INFERRED MINERAL RESOURCE: that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

MEASURED MINERAL RESOURCE: that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

ORE: naturally occurring material from which minerals of economic value can be extracted at a reasonable profit.

OREBODY: a contiguous, well defined mass of material of sufficient ore content to make extraction economically feasible.

PRESSURE LEACHING: extracting a soluble metallic compound from an ore or concentrate by dissolving it in a chemical solvent, accelerated by means of increased temperature and pressure.

RAW COAL: coal that has been removed or exposed for removal from a mine, but that has not been processed.

REFINERY: a plant in which metal or minerals are extracted from an ore or concentrate, or in which metallic products of a smelting process are refined to higher purity.

ROASTING: the treatment of sulphide ore or concentrate by heat and air, or oxygen-enriched air, in order to oxidize sulphides and remove other elements.

SEMI-AUTOGENOUS GRINDING (SAG): a method of grinding rock into fine particles in which the rock itself performs some of the function of a grinding medium, such as steel balls.

SHAFT: a vertical or inclined passageway to an underground mine through which a mine is worked, E.G., for ventilation, moving personnel, equipment, supplies and material, including ore and waste rock.

SLAG: a substance formed by way of chemical action and fusion at furnace operating temperatures: a by-product of the smelting process.

SMELTER: a plant in which concentrates are processed into an upgraded product by application of heat.

STOPE: an underground excavation formed by the extraction of ore.

STRIKE: the direction, course or bearing taken by a structural surface as it intersects the horizontal.

SULPHIDE: a mineral compound containing sulphur but no oxygen.

TAILINGS: the effluent that remains after recoverable metals have been removed from the ore during processing.

THERMAL COAL: coal that is used primarily for its heating value and that tends not to have the carbonization properties possessed by metallurgical coals.

TREATMENT AND REFINING CHARGES: the charge a mine pays to a smelter to cover the cost of conversion of concentrates into refined metal.

                              CORPORATE STRUCTURE


NAME, ADDRESS AND INCORPORATION

Teck Cominco Limited, previously Teck Corporation, was continued under the CANADA BUSINESS CORPORATIONS ACT in 1978. It is the continuing company resulting from the merger in 1963 of the interests of The Teck-Hughes Gold Mines Ltd., Lamaque Gold Mines Limited and Canadian Devonian Petroleum Ltd., companies incorporated in 1913, 1937 and 1951 respectively. Over the years, several other reorganizations have been undertaken. These include our merger with Brameda Resources Limited and The Yukon Consolidated Gold Corporation in 1979, the merger with Highmont Mining Corporation and Iso Mines Limited in 1979, the consolidation with Afton Mines Ltd. in 1981 and the merger with Copperfields Mining Corporation in 1983. On July 20, 2001, we completed a merger with Cominco Ltd. by acquiring all of the issued and outstanding share capital of Cominco Ltd. that we did not previously own by way of a plan of arrangement under the CANADA BUSINESS CORPORATIONS ACT. Pursuant to the plan of arrangement, Cominco Ltd. shareholders received 1.8 Class B subordinate voting shares of the Company plus six dollars in cash for each Cominco Ltd. common share held. On July 23, 2001, Cominco Ltd. changed its name to Teck Cominco Metals Ltd. and on September 12, 2001, we changed our name to Teck Cominco Limited.

Since 1978, the Articles of the Company have been amended on several occasions to provide for various series of preferred shares and other corporate purposes. On January 19, 1988, our Articles were amended to provide for the subdivision of our Class A common shares and Class B subordinate voting shares on a two-for-one basis. On September 12, 2001, the Articles were amended to effect the name change described above and to convert each outstanding Class A common share into one new Class A common share and 0.2 Class B subordinate voting shares and to enact "coattail" takeover bid protection in favour of the Class B subordinate voting shares. See "Description of Capital Structure" at page 35 of this Annual Information Form for a description of the attributes of the Class A common shares and Class B subordinate voting shares.

On November 28, 2003 our Articles were amended to provide for the designation of 790,000 preference shares as "Preference Shares Series 1" and by designating 550,000 preference shares as "Preference Shares Series 2." See "Description of Capital Structure" at page 35 of this Annual Information Form for a description of the attributes of the Series 1 and Series 2 preferred shares.

The registered and principal offices of Teck Cominco are located at 200 Burrard Street, Vancouver, British Columbia.




TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                     Page 1

INTERCORPORATE RELATIONSHIPS

Our financial statements consolidate the accounts of all of our subsidiaries. Our material subsidiaries as at December 31, 2005 which are wholly-owned are listed below. Indentation indicates that the voting securities of the relevant subsidiary are held by the subsidiary listed immediately above.

              ------------------------------------------------------------------------------------------
                                                               JURISDICTION OF INCORPORATION/FORMATION/
                COMPANY NAME                                                 CONTINUATION
              ------------------------------------------------------------------------------------------
                Teck Financial Ltd.                                             Bermuda

                Teck Base Metals Ltd.                                           Bermuda

                Teck Cominco Metals Ltd.                                        Canada

                Teck Cominco Coal Partnership                                   Canada

                Cominco Mining Partnership                                 British Columbia
                     Teck Cominco American Incorporated                   Washington, U.S.A.
                         Teck Cominco Alaska Incorporated                   Alaska, U.S.A.

                Teck-Hemlo Inc.                                                 Ontario

                Teck Gold Limited                                               Canada

                Teck-Pogo Inc.                                              Alaska, U.S.A.

                Teck Resources Inc.                                        Colorado, U.S.A.
              ==========================================================================================

In addition to the wholly-owned subsidiaries listed above, we own, directly and indirectly: a 97.5% partnership interest in the Highland Valley Copper partnership; a 15% limited partnership interest in Fort Hills Energy Limited Partnership; through Teck Cominco Coal Partnership, a 39% partnership interest in the Elk Valley Coal Partnership; and, through Teck Base Metals Ltd., a 22.5% indirect share interest in Compania Minera de Antamina S.A., which owns the Antamina copper zinc mine in Peru.


                      GENERAL DEVELOPMENT OF THE BUSINESS

THREE-YEAR HISTORY

2003

Realized zinc and copper prices in 2003 averaged US$0.38 and US$0.85 per pound respectively compared with US$0.35 and US$0.71 per pound in 2002. Gold prices continued to increase during the year, with an average realized price of US$359 per ounce, up from US$314 per ounce in 2002. Partially offsetting the higher metal prices were a weaker US dollar and lower coal prices, which declined from an average of US$45 per tonne to US$44 per tonne in 2003.

On February 28, 2003, we completed a transaction with Fording Inc., Westshore Terminals Income Fund, Sherritt International Corporation and the Ontario
Teachers' Pension Plan Board to combine the metallurgical coal assets of Fording, Luscar Energy Partnership and Teck Cominco in the Elk Valley Coal Partnership ( "Elk Valley Coal"). We contributed our Elkview mine and $125


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                     Page 2
million in cash to obtain an initial 35% interest in Elk Valley Coal. Under the agreement between the Company, Fording, Quintette Coal Partnership and Teck-Bullmoose Coal Inc. providing for the formation and operation of Elk Valley Coal (the "Partnership Agreement"), our interest could be increased to 40% should Elk Valley Coal attain certain synergies and realize certain cash flows from the Elkview mine during the four year period ended March 31, 2007. Our interest was increased in 2004 and 2005. We also paid $150 million for a 9.1% interest in the Fording Canadian Coal Trust ("FCCT"), formed by the reorganization of Fording into an income trust. FCCT owns the remainder of Elk Valley Coal and certain other assets.

In April 2003, the Bullmoose metallurgical coal mine closed after exhausting its coal reserves following twenty years of operation.

We had provided the lenders of senior debt financing of the Antamina mine with a guarantee of its 22.5% share of project debt. Effective July 1, 2003, the project debt became non recourse to the project sponsors when certain completion tests were met. Completion resulted in the removal of certain voting restrictions imposed on us in relation to the management of Antamina. Consequently, we began to proportionately consolidate our investment in Antamina effective July 1, 2003.

In October 2003, we sold our interest in the Los Filos gold property in Mexico for US$48.4 million in cash.

In November 2003, we completed our acquisition of the Lennard Shelf zinc mines in the Kimberley region of Western Australia for AUS$26 million plus taxes and transaction costs. We subsequently agreed to sell a 50% interest in Lennard Shelf to Noranda Inc. (now Falconbridge Ltd.). Falconbridge can earn its interest by matching our investment in Lennard Shelf. The Lennard Shelf mines were placed on care and maintenance by the vendor prior to our acquisition. Studies are underway to determine the feasibility of reopening the Lennard Shelf mines. A decision to restart the mines will depend on the outcome of this program, as well as on zinc market conditions and exchange rates.

2004

Realized prices for our principal products increased further during 2004, following changes in market conditions which commenced in the fourth quarter of 2003. Realized zinc and copper prices averaged US$0.48 and US$1.35 per pound respectively compared with US$0.38 and US$0.85 in 2003. Realized molybdenum prices increased to an average of US$17 per pound in 2004 from US$4 per pound in 2003. At the end of the year, the molybdenum price was US$30 per pound. Coal prices also increased from US$45 per tonne to US$52 per tonne in 2004. These price increases were somewhat offset by a weaker US dollar. Higher prices substantially improved earnings and cash flows at all of our major operations.

In March 2004, we completed the purchase of an additional 33.57% interest in HVC, through the exercise of a right of first refusal, for US$73 million. The additional interest contributed $75 million to earnings during 2004.

The Partnership Agreement establishing Elk Valley Coal provided that we could increase our interest in Elk Valley Coal by up to 5% from an initial 35%, to the extent that operating synergies realized by Elk Valley Coal and distributable cash generated by the Elkview mine (collectively, "Incremental Returns") exceeded certain cumulative targets during the four year period from April 1, 2003 to March 31, 2007. An independent engineering firm was retained to assist in the determination of Incremental Returns. Following receipt of the opinion of the independent engineer, the Company and FCCT reached agreement in July 2004 on the amount of Incremental Returns and the resulting adjustments to our interest in Elk Valley Coal. Our initial 35% interest was increased by 3% effective April 1, 2004, and was increased by an additional 1% on April 1, 2005. Pursuant to the July 2004 Agreement, our interest will be increased by a further 1% on April 1, 2006, bringing our total direct interest in Elk Valley Coal to 40% on April 1, 2006.


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                     Page 3

In May 2004, following the withdrawal of an appeal in relation to the issuance of a key environmental permit, site construction began at the Pogo gold project in Alaska. Elk Valley Coal also commenced the development of the Cheviot pit at the Cardinal River mine.

On December 15, 2004, we completed the sale of our 85% interest in Refineria de Cajamarquilla S.A., which owns the Cajamarquilla zinc refinery in Peru, for proceeds of $168 million after repayment of debt related to Cajamarquilla of $56 million. Under the agreement of purchase and sale, we are entitled to receive additional price-linked payments of approximately US$365,000 for each US$0.01 that the average annual price of zinc exceeds US$0.454 per pound in each of the years from 2005 to 2009 inclusive. In addition, if the purchaser elects to expand the refinery during the first three years following the sale, we are entitled to an additional payment of US$12.75 million in year one, declining to US$4.25 million in year three. On January 17, 2006 we received the first price-linked payment of approximately $6 million.

As a result of the record earnings and operating cash flow in 2004, we finished the year with cash balances of over $900 million against long-term debt of $627 million. In November 2004, we announced that we were increasing the semi-annual dividend payable to shareholders of record on December 31, 2004 from $0.10 to $0.20, bringing the total annual dividend for 2004 to $0.30 per share.

2005

In 2005 realized prices for our principal products increased further. Realized zinc and copper prices averaged US$0.67 and US$1.82 per pound respectively compared with US$0.48 and US$1.35 in 2004. Realized molybdenum prices increased to an average of US$26 per pound in 2005 up from US$17 per pound in 2004. Realized coal prices increased dramatically from US$52 per tonne to US$99 per tonne in 2005. Higher prices significantly improved earnings and cash flows at all of our major operations, although results at Canadian operations were somewhat adversely affected by a weaker US dollar.

In April 2005, Donald R. Lindsay was appointed our President and Chief Executive Officer, succeeding David Thompson and in October 2005, Ronald A. Millos was appointed Senior Vice President, Finance and Chief Financial Officer, succeeding John Taylor.

In November 2005 pursuant to an agreement with UTS Energy Corporation ("UTS") and Petro-Canada, we subscribed for a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta, Canada (see "Significant Acquisitions and Dispositions in 2005" below).

Construction of the Pogo project in Alaska progressed to substantial completion by the end of 2005. The project is expected to reach commercial production in the second quarter of 2006. In September 2005 we announced that we would extend the life of the Highland Valley copper mine by 5 years to 2013.

In September 2005 we issued US$300 million aggregate principal amount of ten year notes and US$700 million aggregate principal amount of 30 year notes. The net proceeds of the offering will be used to repay indebtedness maturing in 2006 and to fund new investment opportunities, including our investment in the Fort Hills oil sands project, and for general corporate purposes.



TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                     Page 4

As a result of record earnings and operating cash flow in 2005 as well as our issuance of debt securities, our cash balance at December 31, 2005 was $3.1 billion against long term debt including the current portion of long term debt of $1.7 billion, excluding our exchangeable debentures.

In April 2005 we announced that we were increasing the semi-annual dividend payable to shareholders of record on June 30, 2005 from $0.20 to $0.40 per share. In December 2005, we deferred payment of our dividend payable to shareholders of record on December 15, 2005 to January 3, 2006 in light of proposed changes to the Canadian tax treatment of dividends.


SIGNIFICANT ACQUISITIONS AND DISPOSITIONS IN 2005

Fort Hills Oil Sands

In November 2005 we acquired a 15% interest in the Fort Hills Energy Limited Partnership (the "Fort Hills Partnership") which is developing the Fort Hills oil sands project in Alberta, Canada. The other partners in the project are UTS with a 30% interest and Petro-Canada with a 55% interest. An affiliate of Petro-Canada is the project operator. The aggregate subscription price is $475 million. The subscription price will be satisfied by our contributing 34% of project expenditures (or $850 million) until project spending reaches $2.5 billion and our 15% share thereafter (see "Individual Operations - Fort Hills").

UTS has also agreed in principle to grant to us the right to acquire at fair market value a 50% working interest in "Lease 14", an oil sands property contiguous to the Fort Hills property.


                          DESCRIPTION OF THE BUSINESS

GENERAL

Teck Cominco is engaged primarily in the exploration for, and the development and production of, natural resources. We have interests in the following principal mining and processing operations as at March 1, 2006:

                             TYPE OF OPERATION           JURISDICTION
  ----------------------------------------------------------------------------

  Red Dog                        Zinc/Lead                Alaska, USA
  Pend Oreille                   Zinc/Lead              Washington, USA
  Trail                      Zinc/Lead Refinery    British Columbia, Canada
  Elkview                           Coal           British Columbia, Canada
  Fording River                     Coal           British Columbia, Canada
  Greenhills                        Coal           British Columbia, Canada
  Coal Mountain                     Coal           British Columbia, Canada
  Line Creek                        Coal           British Columbia, Canada
  Cardinal River                    Coal                Alberta, Canada
  Antamina                      Copper/Zinc                  Peru
  Highland Valley            Copper/Molybdenum     British Columbia, Canada
  David Bell/Williams               Gold                Ontario, Canada
  Pogo                              Gold                  Alaska, USA
  ----------------------------------------------------------------------------

Our principal products are zinc concentrate, metallurgical coal, copper concentrate and refined metals including zinc, lead, indium and germanium. We produce gold from three operating mines. We also sell electrical power that is surplus to our requirements at the Trail metallurgical operations.


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                     Page 5

The following table sets out our revenue by product for each of our last two financial years

        REVENUE BY PRODUCT

        ---------------------------------------------------------------------
        PRODUCT                       2005                       2004
                             $(000'S)       %          $(000'S)         %
        ---------------------------------------------------------------------
        Zinc(1)                 945         21%           889          26%
        Copper((2))           1,208         27%           792          23%
        Coal                  1,173         27%           645          19%
        Other((3))            1,089         25%         1,102          32%
        TOTAL                 4,415        100%         3,428         100%

        (1)  Zinc revenues include sales of refined zinc and zinc concentrate
        (2) Copper revenues include silver by-product revenues from the Antamina and Highland Valley mines
        (3) Other revenues include gold, lead, molybdenum, chemicals, and power sales


PRODUCT SUMMARY

Zinc

Our principal markets for zinc concentrates are Asia and Europe. Approximately 25% of Red Dog's concentrate production is sold to our metallurgical operation at Trail, BC. The balance of Red Dog's production is distributed to customers in Europe and Asia by ship.

Our principal markets for refined zinc are, in order of importance, United States and Asia. Refined zinc produced at Trail is distributed to customers in the United States by rail and/or truck and to customers in Asia by ship.

All of our revenues from sales of refined zinc and zinc concentrates (other than Red Dog zinc concentrates treated at Trail) are derived from sales to third parties. Zinc concentrates and refined zinc are fungible commodities. We strive to differentiate our products by producing the alloys, sizes and shapes best suited to our major customers' needs.

All of the zinc concentrates produced by our Pend Oreille mine in Washington State are shipped by truck to the Trail metallurgical operations. Trail's supply of zinc and lead concentrates other than those sourced from our own mines is provided through long-term and spot contracts with mine producers in North America, South America and Australia.

We  have   substantial   long-term  frame  contracts  for  the  sale  of  zinc
concentrates from the Red Dog mine to customers in Asia and Europe.

Treatment and refining charges rise and fall depending upon the supply of zinc concentrates in the market and the demand for custom zinc concentrates by the zinc smelting and refining industry. In 2004 treatment charges fell for the fourth consecutive year as the global demand for concentrates was surpassed by demand from refineries. In 2005 treatment charges fell further to record low levels as the tightness in the concentrate market continued. The price of zinc fluctuates with the overall supply and demand for refined zinc. Slowing supply of zinc concentrate coupled with demand growth for refined zinc by China has, in large part, driving the price of refined zinc in the last two years.


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                     Page 6

Metallurgical Coal

Our principal markets for metallurgical coal are the hard coking coal markets in Asia and Europe. Processed coal is shipped by rail to the Westshore and Neptune Terminals in the lower mainland of British Columbia or directly by rail to North American customers or by rail and ship through Thunder Bay Terminals in Thunder Bay, Ontario. Rail service to the five Elk Valley mines is provided by Canadian Pacific Railway, and Canadian National Railway provides rail service to the Cardinal River mine in central Alberta.

Substantially all of Elk Valley Coal's production is sold under evergreen or long-term agreements with coal prices that are negotiated annually.

Elk Valley Coal competes primarily with producers in Australia and the United States. The supply of coal in global markets and the demand for hard coking coal among world steel producers has historically provided for a competitive seaborne market. Coal pricing is generally established in US dollars and the competitive positioning among producers can be significantly affected by exchange rates. The competitive position of Elk Valley Coal continues to be determined primarily by the quality of its various coal products and its reputation as a reliable supplier, as well as by its production and transportation costs compared to other producers throughout the world.

The seaborne hard coking coal markets are cyclical in nature. Over-supply in the years 1997 - 2000 and the economic downturn in a number of Asian countries caused prices to drop by more than 30%. Demand strengthened in 2003 and prices have strengthened significantly through 2004 and 2005.

Copper Concentrates

Our principal market for copper concentrates is Asia. Copper concentrates produced at Highland Valley Copper are distributed to customers in Asia by rail to a storage facility in Vancouver, British Columbia, and from there by ship. Copper concentrates produced at Antamina are transported by a slurry pipeline to a port at Huarmey, Peru and from there by ship to customers in Europe, Asia and North America.

The copper concentrate business is cyclical. Treatment charges rise and fall depending upon the supply of copper concentrates in the market and the demand for custom copper concentrates by the copper smelting and refining industry. In 2004 treatment charges rose in the second half of the year as the global concentrate market moved into surplus. As mine production, fuelled by the rising copper price, rose in 2004 and 2005, the rise in treatment charges that started in 2004 continued up in 2005.The price of copper fluctuates with the comparative supply and demand for refined copper. Demand growth for refined copper by China has, in large part, driven the relatively high price of refined copper in the last two years.


INDIVIDUAL OPERATIONS

ZINC

Mining Operations

RED DOG MINE, UNITED STATES (ZINC, LEAD)

The Red Dog zinc-lead mine, concentrator and shipping facility in the Northwest Arctic Borough near Kotzebue, Alaska, commenced production in


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                     Page 7

December 1989 and began shipping concentrates in July 1990. The Red Dog mine is 100% owned and operated by Teck Cominco Alaska Incorporated, subject to a royalty as described below.

The mining method employed is conventional drill and blast open pit mining. The main pit has an expected life of seven years at current rates of production. Additional reserves have been identified in the vicinity of the processing facilities sufficient to extend the life of the operation by a further 16 years for a total mine life of 23 years. The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce zinc and lead concentrates.

The mine and concentrator properties are leased from, and are being developed under the terms of a development and operating agreement with, the NANA Regional Corporation, Inc. ("NANA"), a native Alaskan development corporation. NANA receives an annual advance royalty equal to the greater of 4.5% of the value of annual production or US$1 million until we have recovered our capital investment and an interest factor (the "Capital Pool"). After those amounts have been recovered, we will pay NANA a percentage of the net proceeds of production from the mine, starting at 25% and increasing to 50% by successive increments of 5% at five-year intervals. Advance royalties paid will be recoverable against the 25% royalty on net proceeds of production. In addition to the royalties payable to NANA, the operation is subject to state and federal income taxes.

All contaminated water from the mine area and waste dumps is collected and contained in a tailings impoundment and seasonally discharged through a water treatment plant. Mill process water is reclaimed from the tailings pond. The mine and an associated port facility operate under effluent permits issued by the United States Environmental Protection Agency and air permits issued by the State of Alaska. The operation is in material compliance with all of its permits and related regulatory instruments and has obtained all of the permits that are material to its operations. Permit renewal applications are underway. Additional permits will be required for future development at Red Dog.

Red Dog is comprised of a number of sedimentary hosted exhalative (SEDEX) lead-zinc sulfide deposits hosted in Mississippian-age to Pennsylvanian-age sedimentary rocks. The orebodies are lens shaped and occur within structurally controlled (thrust faults) plates, are relatively flat lying and are hosted by marine clastic rocks (shales, siltstones, turbidites) and lesser chert and carbonate rocks. Barite rock is common in and above the sulfide units. Silicification is the dominant alteration type.

The sulfide mineralization consists of semi-massive to massive sphalerite, pyrite, marcasite and galena. Common textures within the sulfide zone include massive, fragmental, veined and, rarely, sedimentary layering.

Approximately 25% of the zinc concentrate produced at Red Dog is shipped to our metallurgical facilities at Trail, British Columbia and the balance to customers in Asia and Europe. The lead concentrate production is shipped to Trail and to customers in Asia and Europe. The majority of concentrate sales are pursuant to long-term contracts at market prices subject to annually negotiated treatment charges. The balance is sold on the spot market at prices based on prevailing market quotations. The shipping season at Red Dog is restricted to approximately 100 days per year because of sea ice conditions and Red Dog's sales are seasonal with the majority of sales in the last five months of each year. Concentrate is stockpiled at the port facility and is typically shipped between July and October.



TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                     Page 8

PEND OREILLE MINE, UNITED STATES (ZINC, LEAD)

Construction was completed at the Pend Oreille mine, near Metaline Falls, Washington, in early 2004 at a total cost of US$74 million and the mine is now in commercial production. We own 100% of the Pend Oreille mine. A proven and probable reserve of 4.7 million tonnes grading 7.0% zinc and 1.2% lead is expected to provide a mine life of 7 years with some potential for extension. Inferred and indicated resources of 2.3 million tonnes grading 6.7% zinc and 1.3% lead require further drilling and evaluation to qualify as reserves.

Pend Oreille holds all permits necessary for its operation and is in material compliance with these permits.

The Pend Oreille mine is a carbonate hosted zinc-lead ore body situated within the Metaline Formation in the southern portion of the Kootenay arc, an arcuate, narrow belt of sedimentary, volcanic and metamorphic rocks separating Precambrian metasediments to the east and Mesozoic volcanic and sedimentary units to the west. Metaline carbonates host the known zinc-lead deposits within the district.

Mineralization at the Pend Oreille mine is located within the Yellowhead horizon of the Metaline Formation, an intensely altered stratabound dolomitic solution breccia, which has been invaded and replaced by fine grained pyrite with lesser Zn and Pb sulfides. The sulfide zone has relatively simple mineralogy. Sphalerite and galena are the two ore minerals of interest. Gangue minerals include pyrite, dolomite and calcite.

The Pend Oreille mine is an underground mine. The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce high quality zinc and lead concentrates. Annual mill throughput in 2005 was 697,000 tonnes of ore, producing 45,000 tonnes of zinc concentrate and 8,000 tonnes of lead concentrate. The concentrates are hauled by truck to our Trail Metallurgical Operations.

Refining and Smelting

TRAIL METALLURGICAL OPERATIONS

Teck Cominco Metals owns and operates the integrated smelting and refining complex at Trail, British Columbia. The complex's major products are refined zinc and lead. It also produces silver and gold. germanium dioxide, indium, cadmium and copper compounds as metal co-products, along with a variety of sulphur products and ammonium sulphate fertilizers.

Trail's zinc operations consist of six major metallurgical plants, one fertilizer plant and two specialty metal plants. The facility has an annual capacity of approximately 295,000 tonnes of refined zinc. Zinc concentrates are initially treated in roasters or pressure leach facilities. The zinc and other elements are put into solution before the zinc is purified and electroplated onto cathodes in an electrolytic refining plant. Refined zinc is produced by remelting the zinc cathodes and then casting the zinc into various shapes, grades and alloys to meet customer requirements. A range of valuable metals, including indium and germanium, are extracted as co-products. Lead concentrates, recycled batteries, residues from the zinc circuits and various other lead and silver-bearing materials are treated in the KIVCET flash furnace and electro-refined into lead in the refinery. Silver and gold are also recovered from this circuit after further processing.

Metallurgical effluent and drainage water from the smelter site that requires treatment is collected in ponds and treated through a water treatment plant. The smelter operates under a variety of permits, including effluent and air emission permits, issued by the British Columbia Ministry of Environment. The


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                     Page 9
operation is in material compliance with all of its environmental permits and has obtained all of the permits that are material to its operations.

Teck Cominco Metals also owns the Waneta hydroelectric power plant near Trail. It has an installed capacity of 450 megawatts and an annual average output of approximately 2,700 gigawatt hours of energy. This plant, pursuant to agreements with B.C. Hydro and Fortis Inc., provides electric power to the Trail metallurgical operation. The operation of Waneta and other hydroelectric plants in the watershed is governed by the Canal Plant Agreement (CPA), a contractual arrangement with B.C. Hydro and other related parties under which we receive 2,690 gigawatt hours per year of energy even during low water years. A new CPA that extends the existing arrangements through 2035 has been executed by all parties and is currently going through a regulatory process that is expected to be complete in the first half of 2006.

During 2006 we will be upgrading the fourth generating unit at Waneta which will provide an additional 40 gigawatt hours per year.

We also own a 15 kilometre transmission line from Waneta to the United States' power distribution system. Power that is surplus to our needs at Trail is sold in Canada and in the United States.

COAL

Elk Valley Coal Partnership

We hold our metallurgical coal mining interests through our 39% interest in Elk Valley Coal (other than the Bullmoose mine which will be transferred to Elk Valley Coal when reclamation is complete). We hold a 38.836% interest in Elk Valley Coal through the Teck Cominco Coal Partnership, a partnership between Teck Cominco (99.992%) and Teck-Bullmoose Coal Inc. (0.008%). Quintette Coal Partnership (which is directly and indirectly wholly-owned by
us) owns an additional 0.164% interest in Elk Valley Coal. Teck Cominco Coal Partnership is the managing partner of Elk Valley Coal. The remaining 61% interest in Elk Valley Coal is held by Fording Limited Partnership, a wholly-owned subsidiary of FCCT. Under the terms of the Elk Valley Coal Partnership Agreement, we could increase our interest in Elk Valley Coal by up to 5%, bringing our interest to 40%, to the extent that certain operating synergies realized by Elk Valley Coal and distributable cash generated by the Elkview mine (collectively, "Incremental Returns") cumulatively reached certain specified targets in the four year period from April 2003 to March 31, 2007. As a result of our agreement with FCCT in July 2004 on the amount of Incremental Returns and the resulting adjustments to our interest in Elk Valley Coal, our 35% direct and indirect interest in Elk Valley Coal was increased by 3% effective April 1, 2004, by 1% on April 1, 2005 and will be increased by an additional 1% on April 1, 2006.

In addition to our interest in Elk Valley Coal, we own an approximate 8.75% interest in FCCT.

Elk Valley Coal is a general partnership established under the laws of the Province of Alberta. In its capacity as managing partner of Elk Valley Coal, Teck Cominco Coal Partnership manages and makes all decisions relating to the business and affairs of Elk Valley Coal, subject to obtaining the approval of Fording Limited Partnership in respect of certain enumerated matters. These matters include certain fundamental changes with respect to Elk Valley Coal, and approval of an annual operating and capital plan and budget for Elk Valley Coal.


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 10

Elk Valley Coal has a $200 million five-year revolving floating rate, annually extendible credit facility that can be used for general operating purposes. Elk Valley Coal has also given an unsecured guarantee, limited in recourse as against Teck Cominco to the assets of Elk Valley Coal and our interest therein, with respect to borrowings by FCCT under FCCT's $400 million credit facility, which was initially incurred principally in connection with the financing of the transaction pursuant to which we acquired our interest in Elk Valley Coal. The FCCT and Elk Valley Coal credit facilities have the same attributes, terms and conditions.

While the foregoing guarantee is in place, FCCT may not sell its interest in Elk Valley Coal or carry on any business other than in respect of Elk Valley Coal or its industrial minerals business substantially as currently conducted, unless in our reasonable judgment the carrying on of such business could not, under any reasonably foreseeable circumstances, have an adverse effect on the financial condition of FCCT.

Elk Valley Coal has six operating mines. It wholly owns Fording River, Coal Mountain, Line Creek and Cardinal River, has a 95% partnership interest in the Elkview mine, and has an 80% joint venture interest in the Greenhills mine. Five of the six mines are located in close proximity to each other in the Elk Valley region of southeast British Columbia. The Cardinal River mine is located in west central Alberta. All of Elk Valley Coal's mines are open pit operations and are designed to operate on a continuous basis, 24 hours per day, 365 days per year. Operating schedules can be varied depending on market conditions. All of the mines are accessed by two lane all-weather roads which connect to public highways. All the mines operate under permits granted by Provincial and Federal regulatory authorities. Provincial remediation reclamation permits are placed to permit all facets of the mining process. From time to time each of the mines may require additional permits in respect of the location of additional dumps and tailings impoundment areas that will be required as mining operations proceed. All permits necessary for the current operations of the mines are in hand and in good standing.

The following chart lists significant coal rights held by Elk Valley Coal as at December 31, 2005:

-------------------------------------------------------------------------------------------
MINERAL HOLDINGS (THOUSAND HECTARES,                          CROWN LEASE
ROUNDED)                                    FEE SIMPLE        AND LICENSE           TOTAL
-------------------------------------------------------------------------------------------
Coal

     British Columbia                             39                68              107
     Alberta                                       1                39               40
-------------------------------------------------------------------------------------------
All Mines and Minerals except

     Petroleum & Natural Gas
     British Columbia                             10                 -               10
-------------------------------------------------------------------------------------------

TOTAL                                             50               107              157
-------------------------------------------------------------------------------------------

In British Columbia, coal licenses are issued for one-year terms and have an initial cost of $7 per hectare, increasing by $5 per hectare every five years to a maximum of $30 per hectare. Elk Valley Coal currently pays license fees ranging from $7 to $30 per hectare. Coal leases are granted for periods of 30 years and have an annual cost of $10 per hectare. In Alberta, Crown leases are granted by the provincial government and are generally issued for 15 years. Annual lease rentals are approximately $3.50 per hectare. In the past, renewals of these licences and leases have generally been granted although there can be no assurance that this will continue in the future.


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 11

Five of Elk Valley Coal's six coal mines operate in British Columbia and are therefore subject to mineral taxes. British Columbia mineral tax is a 2-tier tax with a minimum rate of 2% and a maximum rate of 13%. A minimum tax of 2% applies to operating cash flows, as defined by the regulations. A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions.

Elk Valley Coal's mines employ conventional open-pit mining techniques and coal preparation plants. Following mining, the coal is washed using a variety of conventional techniques and conveyed to coal-fired dryers for drying. Processed coal is conveyed to clean coal silos or other storage facilities for storage and load-out to railcars.

COAL TRANSPORTATION AND SALES

Coal from the coal mines owned by Elk Valley Coal is principally transported by rail pursuant to long-term rail contracts to the Roberts Bank coal port near Vancouver operated by Westshore Terminals Ltd. ("Westshore"). Westshore provides coal loading services under long-term agreements with Elk Valley Coal.

Rail service to the five mines located in the Elk Valley is provided by the Canadian Pacific Railway Company ("CPR") pursuant to an agreement expiring March 31, 2009. Rail service to the Cardinal River mine is provided by Canadian National Railway.

Westshore provides ship-loading services at Roberts Bank for approximately 75% of Elk Valley Coal's metallurgical coal pursuant to long-term contracts. Elk Valley Coal has requested a review of the loading rate for the Elkview operations effective April 1, 2005. The relevant contract provides that if the parties cannot agree on appropriate adjustments to the rate, the matter will be settled by arbitration. Neptune Terminals, in which Elk Valley Coal has a 46.4% ownership interest, provides ship-loading services for approximately 12% of Elk Valley Coal's metallurgical coal. The remaining 13% of Elk Valley Coal's metallurgical coal products are shipped from the sites to eastern North American customers either directly by rail or by rail and ship via Thunder Bay Terminals in Thunder Bay, Ontario. A small amount of product is shipped by truck to customers in western Canada.

Elk Valley Coal's coal is sold principally under evergreen contracts at annually negotiated prices.

ELKVIEW MINE, CANADA

Elk Valley Coal has a 95% partnership interest in the Elkview mine. The remaining 5% is held equally by Nippon Steel Corporation and POSCO, a Korean steel producer, each of which acquired a 2.5% interest in 2005 for US$25 million. The Elkview mine is an open pit coal mine located in the Elk Valley in southeastern British Columbia. The mine has a current annual design capacity of 6 million tonnes of clean coal but is currently undergoing an expansion program to increase the capacity to 7 million tonnes per year by the end of 2007. At current production rates, the Elkview mine is estimated to have a remaining reserve life of 35 years.

The mine is a conventional open pit operation comprised of 14,700 hectares of coal lands of which 3,526 hectares have been mined or are scheduled for mining. The mine proper and the associated fee simple lands at Elkview mine cover a portion of the Crowsnest coal field that runs from just north of the Elkview property to 20 kilometres south of the City of Fernie, British Columbia. The mineral reserves associated with the Elkview mine lie in the Mist Mountain formation of the Crowsnest coal field with the mine exploiting 16 coal seams in the area of Baldy and Natal Ridge, just outside the Town of Sparwood, British Columbia, bounded by Michel Creek to the south and the Elk River to the west.


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Annual  in-fill  drilling  programs  are  conducted  to confirm and update the geological model used to develop the yearly mine plans.

The coal produced is a high quality mid-volatile hard coking coal. Lesser quantities of lower grade hard coking coal are also produced. The Elkview mine uses conventional open pit truck/shovel mining methods. The preparation plant, which has a capacity of 7 million tonnes per year of clean coal, is a conventional coal washing plant, using standard technology of cycloning and heavy media flotation.

FORDING RIVER MINE, CANADA

The Fording River mine is located 29 kilometres northeast of the community of Elkford, in southeastern British Columbia. The mine is a conventional open pit operation comprised of 20,304 hectares of coal lands of which 4,150 hectares have been mined or are scheduled for mining.

Construction of Fording River as a 3 million tonne per year operation was commenced in 1969. It has operated continuously since that time. Coal mined at Fording River is primarily metallurgical coal, although a small amount of thermal coal is also produced. An expansion program was completed in 2005 at Fording River and the current annual production capacity of the mine and preparation plant is 10.5 million tonnes. Annual in-fill drilling programs are conducted to refine mine plans and confirm and update the geological model.

The majority of current production is derived from the Eagle Mountain pit. Proven and probable reserves at Fording River are projected to support mining at 2005 production rates through 2030. Fording River's reserve areas include Eagle Mountain, Greenhills, Turnbull, Henrietta, and Castle Mountain.

GREENHILLS, CANADA

The Greenhills mine is located eight kilometres northeast of the community of Elkford, in southeastern British Columbia. The mine site is comprised of 10,092 hectares of coal lands of which approximately 2,200 hectares have been mined or are scheduled for mining. Greenhills holds a forest licence and manages a 7,610 hectare forest located outside the active mining area.

The Greenhills operation was constructed in the early 1980s and has operated continuously since 1993. Coal mined at Greenhills is primarily metallurgical coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant (on a 100% basis) are 5.2 and 5.5 million tonnes, respectively.

Greenhills is operated under a joint venture agreement (the "Greenhills Joint Venture Agreement") among Elk Valley Coal, POSCO Canada Limited ("POSCAN") and POSCAN's parent, POSCO. Pursuant to the agreement, Elk Valley Coal has an 80% interest in the joint venture while POSCAN has a 20% interest. The mine equipment and preparation plant are owned by Elk Valley Coal and POSCAN in proportion to their respective joint venture interests. Under the Greenhills Joint Venture Agreement, Elk Valley Coal is the manager and operator of Greenhills. Elk Valley Coal and POSCAN bear all costs and expenses incurred in operating Greenhills in proportion to their respective joint venture interests. POSCAN, pursuant to a property rights grant, has a right to 20% of all of the coal mined at Greenhills from certain defined lands until the Greenhills Joint Venture Agreement terminates. Pursuant to an extension agreement reached between the parties in 2003, the Greenhills Joint Venture Agreement terminates on the earlier of: (i) the date the reserves on the defined lands have been depleted; and (ii) March 31, 2015.

Coal mined at the Greenhills mine is primarily metallurgical coal, although a small amount of thermal coal is also produced. Production is derived from the Cougar reserve, which is divided into two distinct pits, Cougar North and


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Cougar South. Cougar North has been fully developed and currently produces the bulk of the coal for the mine. Development and pre-stripping of Cougar South is underway and is expected to provide a long-term source of coal. Proven and probable reserves at Greenhills are projected to support mining at 2005 production rates through 2025.

COAL MOUNTAIN, CANADA

The Coal Mountain mine is located 30 kilometres southeast of Sparwood in southeastern British Columbia. The mine site is comprised of 2,521 hectares of coal lands of which approximately 650 hectares are currently being mined or are scheduled for mining. Coal Mountain produces both metallurgical and thermal coal. The current annual production capacities of the mine and preparation plant are 2.5 and 3.2 million tonnes, respectively. Proven and probable reserves at Coal Mountain are projected to support mining at 2004 production rates until 2015.

LINE CREEK, CANADA

The Line Creek mine is located approximately 25 kilometres north of Sparwood in southeastern British Columbia. Line Creek supplies metallurgical and thermal coal to a variety of international and domestic steel producers and Pacific Rim electric utilities. The Line Creek property consists of 8,124 hectares of coal lands of which approximately 1,150 hectares are currently being mined or are scheduled for mining.

The mine is a conventional open pit operation. Raw coal is transferred to an 11 kilometre coal conveyor for transportation to a processing plant, where it is crushed, cleaned, and dried using conventional technology. The current annual production capacities of the mine and preparation plant are 2.5 and 3.2 million tonnes, respectively.

The metallurgical and thermal coal at Line Creek is mined from 9 seams lying in a syncline. The seams average 2 to 13 metres in thickness, with the thickest seam reaching 15 metres in several places. Line Creek has an estimated remaining reserve life of approximately 7 years.

CARDINAL RIVER MINE, CANADA

The Cardinal River mine is located approximately 42 kilometres south of Hinton, Alberta. In 2005, Elk Valley Coal completed the development of the Cheviot Creek pit located approximately 20 kilometres south of the Cardinal River coal plant. The total capital cost for the haul road, pit development, plant refurbishment and mobile fleet was approximately $120 million. In the fourth quarter of 2005, Cheviot Creek reached its production capacity of 2.8 million tonnes per year. Cheviot Creek is expected to have a mine life of approximately 20 years.

COPPER

Copper Operations

ANTAMINA MINE, PERU (COPPER, ZINC)

In July 1998 we acquired 25% of the Antamina copper, zinc project in Peru, with the balance then held by BHP Billiton, through Rio Algom, and Noranda Inc. ("Noranda"). Subsequently, in October 1999, Mitsubishi Corporation acquired a 10% interest in the Antamina project, resulting in a reduction of the other participants' interests to 33.75% for each of BHP Billiton and Noranda and 22.5% for us. The participants' interests are represented by


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shares of Compania Minera  Antamina S.A.  ("CMA"),  the Peruvian  company that owns and operates the project. Our interest is subject to a net profits royalty of 1.667% on the project's free cash flow after recovery of capital costs and an interest factor on 60% of project expenditures.

The Antamina project property consists of numerous mining concessions and mining claims (including surface rights) covering an area of approximately 14,000 hectares. CMA also owns a port facility located at Huarmey and an electrical substation located at Huallanca. In addition, CMA holds title to all easements and rights of way for the 302 kilometre concentrate pipeline from the mine to CMA's port at Huarmey.

Project financing was arranged in the amount of US$1.32 billion of senior loans with a consortium of 20 banks and export/import credit agencies. The balance of required funding was arranged pro rata by the CMA shareholders.

Our share of the project cost to completion was approximately US$490 million, of which US$300 million was provided by the project financing. Total development cost was US$2.206 billion. In July 2003, CMA achieved completion under the project finance documentation and the project debt became non-recourse to the CMA project sponsors, including Teck Cominco.

The deposit is located at an average elevation of 4,200 metres, 385 kilometres by road and 270 kilometres by air north of Lima, Peru. Antamina lies on the eastern side of the Western Cordillera in the upper part of the Rio Maranon basin, a tributary of the Amazon River.

The open pit is a truck/shovel operation. The ore is crushed at the rim of the pit and conveyed through a 2.7 kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing a SAG mill, followed by ball mill, grinding and flotation to produce separate copper, zinc, molybdenum and lead/bismuth concentrates. A 302 kilometre long, slurry concentrate pipeline, approximately 9 inches in diameter, with a single pump station at the minesite transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading onto vessels for shipment to refineries and smelters world-wide.

Power for the mine is taken from the Peru national energy grid through an electrical substation constructed at Huallanca. Water requirements are sourced from a dam-created reservoir upstream from the tailings impoundment facility. The tailings impoundment facility is located next to the mill and waste dumps are located adjacent to the pit. Fresh water from mill operations is collected and contained in the tailings impoundment area. Mill process water is reclaimed from the tailings pond. The operation is subject to water and air permits issued by the Government of Peru and is in material compliance with those permits. The operation holds all of the permits that are material to its operations.

The Antamina polymetallic deposit is skarn hosted. It is unusual in its persistent mineralization and predictable zonation, and has a SW-SE strike length of more than 2,500 metres and a width of up to 1,000 metres. The deposit is located mainly between elevation 4,350 and 3,790 metres, but outcrops up to elevation 4,650 metres. The deepest drill hole, which terminated at 3,632 metres elevation, was still in mineralized skarn. The skarn is well zoned symmetrically on either side of the central intrusion with the zoning used as the basis for four major subdivisions being a brown garnet skarn, green garnet skarn, wollastonite/diopside/green garnet skarn and a marbleized limestone with veins or mantos of wollastonite. Other types of skarn, including the massive sulfides, massive magnetite, and chlorite skarn, represent the remainder of the skarn and are randomly distributed throughout the deposit.

Antamina has entered into long-term copper and zinc concentrate agreements with major smelting companies and refineries which in aggregate account for


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over 85% of the mine's production of copper and zinc  concentrates.  The price of copper and zinc concentrate sales under these long-term sales agreements is based on LME prices at the time of the sale with treatment and refining charges negotiated with reference to current world market terms. The remaining copper and zinc concentrate is sold to affiliates of the Antamina project sponsors. Molybdenum concentrates are sold to third party refiners on market terms.

HIGHLAND VALLEY MINE, CANADA (COPPER)

We have an aggregate 97.5% partnership interest in the Highland Valley copper mine located near Kamloops, British Columbia. The remaining 2.5% is held indirectly by third parties through their interests in Highmont Mining Company. Highland Valley is also a significant producer of molybdenum.

Our current interest is held through an 11.4% direct interest in the HVC and a 50.001% interest in the Highmont Partnership, which holds a 5% interest in HVC. Our remaining 83.6% interest is held directly and indirectly through Teck Cominco Metals. The property comprising the Highland Valley Copper mine consists of mineral leases, mineral claims and crown grants which will be kept in good standing beyond the shutdown of operations. The mine covers a surface area of approximately 34,000 hectares and HVC holds the surface rights to that area pursuant to various leases, claims and licenses.

The HVC operation is located adjacent to a highway connecting Merritt, Logan Lake, and Ashcroft, British Columbia. The mine itself is approximately 80 kilometres southwest of Kamloops, and approximately 200 kilometres northeast of Vancouver. The mine operates throughout the year. Power is supplied by B.C. Hydro through a 138kv line which terminates at the Trans Canada Highway west of Spuzzum in the Thompson Valley. Mine personnel live in nearby areas, primarily Logan Lake, Kamloops, Ashcroft, Cache Creek, and Merritt.

The mine is an open pit operation. The mill, which uses semi-autogenous grinding and conventional flotation to produce metal in concentrate from the ore, has the capacity to process 136,000 tonnes of ore per day. Water from mill operations is collected and contained in a tailings impoundment area. Mill process water is reclaimed from the tailings pond. The operation is subject to water and air permits issued by the Province of British Columbia and is in material compliance with those permits. The operation holds all of the permits that are material to its operations.

Ore is mined from two main sources, the Lornex and Valley pits, as well as the Highmont pit. Both are located in the Guichon Batholith which hosts all of the ore bodies located in the area. The Lornex ore body occurs in Skeena Quartz Diorite host rock, intruded by younger pre-mineral Quartz Porphyry and Aplite Dykes. The Skeena Quartz Diorite is an intermediate phase of the Guichon Batholith and is generally a medium to coarse grained equigranular rock distinguished by interstitial quartz and moderate ferromagnesian minerals. The sulphide ore is primarily fracture fillings of chalcopyrite, bornite and molybdenite with minor pyrite, magnetite, sphalerite and galena.

The host rocks of the Valley deposit are mainly porphyritic quartz monzonites and granodiorites of the Bethsaida phase of the Batholith. These rocks are medium to coarse-grained with large phenocrysts of quartz and biotite. The rocks of the deposit were subjected to hydrothermal alteration followed by extensive quartz veining, quartz-sericite veining, and silicification. Bornite, chalcopyrite and molybdenum were introduced with the quartz and quartz-sericite veins and typically fill angular openings in them. Accessory minerals consist of hornblende, magnetite, hematite, sphene, apatite and zircon. Pre-mineral porphyry and aplite dykes intrude the host rocks of the deposit.

In September 2005 we announced that we would proceed with a plan to extend the mine life of Highland Valley Copper by approximately 5 years to 2013. The capital cost associated with the mine life extension is approximately $40


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million.  In  addition,  the  plan  involves  approximately  $150  million  of incremental stripping to release additional ore from the Lornex pit and push back the Valley pit wall. Two in-pit crushers in the Valley pit will also be relocated. Copper concentrate production over the remaining mine life is
expected  to  average   approximately  400,000  tonnes  per  annum.  During  a
transitional period of higher strip ratios and lower grades, concentrate production will decline starting in 2007, to a low of approximately 305,000 tonnes in 2008. Molybdenum production is expected to range from 3 million to 8 million pounds per annum, averaging 4.4 million pounds over the remaining mine life. Head grades for the remaining mine life are expected to average 0.403% copper at a strip ratio of 0.5:1.

Concentrates are transported by Rail to customers in North America and Vancouver for export overseas, with the majority being sold under long-term sales contracts to smelters in several countries. Treatment and refining charges under long term contracts are negotiated annually on a "brick" system, under which annual negotiated treatment charges are averaged with prior years' terms. The balance is sold on the spot market.

Copper Projects

SAN NICOLAS PROJECT, MEXICO (COPPER, ZINC)

The San Nicolas property, which is located in Zacatecas State, Mexico, is a major massive sulphide deposit containing copper, zinc, gold and silver. The property is held by Minas de San Nicolas S.A. de C.V. ("MSN"), which is owned 40% directly by us and 60% by Minera Tama S.A. de C.V. ("Tama"). Tama in turn is owned 65% by us and 35% by Western Copper Holdings Ltd. ("Western Copper") resulting in our holding a net 79% interest in the property. Our interest may vary depending on certain financing elections the parties may make under the agreements governing the project.

We completed and delivered a feasibility study to Western Copper on December 21, 2001. The project is being held on a care and maintenance basis.

GOLD

HEMLO OPERATIONS, CANADA (GOLD)

We have a 50% joint venture interest in two gold mines in the Hemlo Gold Camp located near Marathon, Ontario: the Williams and David Bell gold mines (the "Hemlo Operations"). Homestake Canada Inc., a wholly-owned subsidiary of Barrick Gold Corporation ("Homestake"), holds the remaining 50% joint venture interest. Our share of production is subject to a 2.25% net smelter return royalty at Williams and a 3% net smelter return royalty at David Bell.

The Hemlo Operations lie adjacent to the Trans-Canada Highway in the Hemlo district of Ontario, and operate throughout the year. The mill located at the Williams mine processes ore for both the Williams mine and the David Bell mine. Power for the Hemlo Operations is taken from the Ontario Hydro grid, and back-up standby diesel generators are available at the site to provide some emergency support should the grid not be able to supply power. Water requirements are sourced from Cedar Creek and personnel from both mines live in nearby areas, the majority in Marathon, Ontario.

The Hemlo Operations operate a combined tailings management system including a tailings basin and polishing pond. The property includes one tailings pond, located approximately four kilometres from the Williams mill, and four waste stockpiles located adjacent to the Williams open pit. The Williams effluent treatment plant employs polishing pond water as feed water and the Williams


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mill reclaims water from both the tailings  basin and the polishing  pond. The
David Bell mine reclaims mine water for use in the backfill process along with raw water from Cedar Creek. Both operations comply with certificates of approval for industrial wastewater and air, which are administered by the provincial regulatory authorities. The Williams mill and both mines hold all the necessary permits and certificates that are material to the operations.

The Hemlo Operations are located in a small east-west trending Archean Greenstone Belt in central Ontario known as the Hemlo zone. The Williams mine is located at the western end of the Hemlo zone, the David Bell mine is located at the eastern end of the Hemlo zone, and Newmont Mining Corporation's Golden Giant mine is located between the Williams and David Bell mines along the Hemlo zone. The total length of the mineralized zone comprising the Williams, David Bell and Golden Giant mines is over three kilometres.

The Williams and David Bell ore bodies lie at the contact between overlying metasedimentary rocks and underlying felsic metavolcanic rocks. The Williams ore zone dips north at 60-70 degrees and the David Bell ore zone dips north at 50-60 degrees. The ore zones continue to approximately 1,200 metres below the surface and vary in width from 45 metres to 1 metre at Williams and from 15 metres to 1 metre at David Bell. The ore at both mines is hosted by three principal rock types, feldspathised porphyry, muscovite schist and biotite fragmental, and is characterized by gold, pyrite, molybdenite, and barite and various arsenic, mercury, and antimony mineral species. Both main ore bodies are composed of fine grained quartz-feldspar rock with gold occurring as finely disseminated particles within the groundmass as well as with pyrite grains.

Our share of gold production from the Hemlo Operations is sold on a spot basis at prevailing market prices at the time of production. We have also entered into certain hedging contracts in respect of certain portions of our production.

         WILLIAMS MINE

The Williams mine, primarily an underground operation with some open-pit mining, has been operating since the fall of 1985. The property comprising the Williams mine consists of 11 patented mining claims and 6 leased claims. The mine covers a surface area of approximately 270 hectares.

The Williams mine is one of the largest gold-producing mines in Canada. The underground mine is accessed by a 1,300 metre production shaft, and mining is carried out by longhole stoping with paste backfill. The Williams open pit mine lies immediately above and adjacent to the underground mine, and ore from these two sources and the David Bell mine is treated in the Williams mill. The mill started production in 1985 at the rate of approximately 3,000 tonnes per day, and capacity was expanded to 6,000 tonnes per day in late 1988. The Williams mill presently operates at the rate of approximately 10,000 tonnes per day. The Williams mill uses semi-autogenous grinding and a carbon-in-pulp gold recovery circuit. Approximately 20% of the gold is recovered by a gravity circuit. The Williams mine is scheduled to close in 2011.




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         DAVID BELL MINE

The property comprising the David Bell underground mine consists of granted mining leases and mining claims, covering a surface area of approximately 274 hectares.

The David Bell mine was developed through a 1,160 metre production shaft, and mining is by longhole stoping with delayed cemented hydraulic backfill. The David Bell mill is currently on care and maintenance, and all ore from the David Bell mine is transported to, and processed at, the nearby Williams mill. The David Bell mine is scheduled to close in 2009.

POGO MINE, UNITED STATES (GOLD)

In June 1997, we entered into an agreement with Sumitomo Metal Mining America Inc. and SC Minerals America Inc. to earn a 40% joint venture interest in the Pogo gold deposit located in Alaska, 40 air miles (64 kilometres) from Delta Junction at the terminus of the Alaska Highway. The Pogo property is approximately 16,700 hectares in size. The mine area is the subject of a mining lease, which requires annual rental payments. The balance of the property is comprised of 1,281 State mining claims, each requiring a specified nominal amount of annual assessment work.

Our 40% interest was earned by delivering a production commitment. Our interest is subject to divestment should we not complete construction of the project and bring the project to commercial production substantially in accordance with the feasibility study. Commercial production is expected to be achieved by the end of the second quarter of 2006. We are the project operator and are entitled to a management fee.

The property is subject to a 1.5% net smelter return royalty payable by the venturers on the first two million ounces of gold produced. After the first two million ounces of gold is produced, the 1.5% net smelter return royalty is no longer payable. However, we (through our indirect wholly-owned subsidiary, Teck-Pogo Inc. ("TPI")) must then pay Sumitomo Metal Mining America Inc. and SC Minerals America Inc. a production royalty on TPI's share of any additional ounces of gold that it takes as its share of production from the property. This royalty on each ounce of gold to TPI's account is equal to the greater of 5% of the price of gold and US$25.

Construction of the mine and associated facilities was substantially completed at the end of 2005, although underground development is still in progress. The project consists of an underground mine and 2,500 tonne per day mill expected to produce 350,000 to 500,000 ounces of gold per year over a 10 year mine life. The mining methods are cut and fill and drift and fill. The mill utilizes conventional milling, and gravity and carbon-in-pulp technology. The gold from both the gravity and carbon-in-pulp circuits is produced as dore bullion. Access to the site is provided by a new 50 mile all-season road from the Richardson Highway north of Delta Junction to the property. The final project capital cost is estimated at US$347 million.

Fort Hills Oil Sands

On November 30, 2005 we acquired a 15% limited partnership interest in Fort Hills Energy LP (the "Fort Hills Partnership"), which owns the Fort Hills oil sands project. The other limited partners are Petro-Canada, with a 55% limited partnership interest and UTS Energy Corporation with a 30% interest. Relations among the partners are governed by a limited partnership agreement and a unanimous shareholder agreement pertaining to the governance of Fort Hills Energy Corporation, the general partner of the Fort Hills Partnership, in which the limited partners hold pro rata share interests. Pursuant to the


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 19
limited partnership agreement, we are required to contribute 34% (or $850 million) of the first $2.5 billion of project expenditures made after March 1, 2005. This amount includes the subscription price for our 15% interest. The partners will fund further project expenditures in proportion to their respective partnership interests.

The Fort Hills Project is a project to develop, mine, extract and sell the recoverable bitumen found in certain oil sands deposits underlying Alberta Oil Sands Lease No. 7598060T05 ("Lease 5"), Alberta Oils Sands Lease No. 7281020T52 ("Lease 52") and Alberta Oil Sands Lease No. 7400120008 (("Lease 8"), collectively, the "Leases"). The Leases are located approximately 90 kilometres north of Fort McMurray, Alberta. The Leases cover a contiguous area of approximately 18,700 hectares on the east bank of the Athabasca River. The current terms of Lease 5 and Lease 52 continue indefinitely, provided the mine development plan approved by Alberta Energy is met. The development plan, initially submitted by TrueNorth Energy L.P. ("TrueNorth"), a predecessor to the Fort Hills Partnership, was amended in 2005 to provide for a commitment to construct a mine with a capacity of 100,000 barrels per day of bitumen by 2011. The development plan includes certain other interim milestones. Lease 8, which is not subject to the Development Plan, covers approximately 2,286 hectares and its primary term continues to 2015.

In February 2006 the Fort Hills Partnership acquired two additional oil sands leases, Alberta Oil Sands Lease Nos. 437 and 438 for $60 million. These leases cover approximately 5,250 hectares contiguous to the Leases. Integration of these additional leases and Lease 8 into the project will be subject to full regulatory review.

An affiliate of Petro-Canada acts as contract operator of the project pursuant to an operating services contract. The contract operator has exclusive authority to operate the project, subject to the oversight of a management committee on which each of the shareholders of the general partner is represented. Certain fundamental decisions concerning the project require super-majority approval of the Management Committee. The Partnership Agreement contemplates that the contract operator will market 100% of project production on behalf of the partnership for a minimum initial period of 4 years after first commercial production of bitumen. Subject to certain exceptions, limited partners have a right of first refusal in the event of a transfer of another's limited partnership interest.

The partners have approved a 2006 project budget of $260 million (not including the $60 million of lease acquisition costs described above). Work during 2006 will consist primarily of engineering and design work with a view to arriving at an initial cost estimate for the project by the end of 2006. The current project development plan contemplates phased development of an integrated project using conventional truck and shovel mining, an extraction plant to extract bitumen from oil sands at the mine site, and an upgrader producing marketable synthetic crude oil to be constructed in Sturgeon County near Edmonton, Alberta. Specific process technology selection is ongoing.

GLJ Petroleum Consultants ("GLJ"), an independent reserves evaluator, has prepared for Teck Cominco an estimate of contingent synthetic crude oil resources of the Fort Hills project in accordance with the standards set out in the Canadian Oil and Gas Evaluation Handbook. GLJ has made a best estimate of the contingent resource for the project (on a 100% basis) as at December 31, 2005, of 3.0 billion barrels of synthetic crude oil, with a low estimate of 2.0 billion barrels and a high estimate of 4.0 billion barrels. This corresponds to a best, low and high estimate of contingent recoverable bitumen resources for the project (on a 100% basis) of 3.5 billion barrels, 2.4 billion barrels and 4.6 billion barrels, respectively. A "resource" for oil and gas reporting purposes is different than a mineral resource. See "Risk Factors - Reserve and Resource Estimates."

GLJ's low estimate of the contingent resource for the project is based on portions of the mine plan for the project submitted by TrueNorth. The high estimate recognizes a 50% increase in the amount of bitumen feed to the


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 20
extraction plant under a potential revised mine planning basis. The 50% increase is based on a notional change in the ratio of total volume of material moved to bitumen in place (TV:BIP) component of current regulatory operating criteria from 12:1 to 16:1. The resource estimate for the project is highly sensitive to the assumed TV:BIP ratio.

GLJ's contingent resource estimates are of potentially recoverable volumes from the Fort Hills project under reasonable economic and operating conditions. Reserves have not yet been assigned to the project primarily due to the early stage of design of the mine and development plan. The contingent resource estimates assume that the project will include an upgrader that will produce a marketable synthetic oil product and will enable selection of an extraction process that results in higher secondary extraction recoveries than proposed in the previous, TrueNorth, plan. The estimates exceed the recoveries anticipated within the next 50 years from an initial 100,000 BBL/D phase of development, and therefore would support further expansions. The range of estimates reflects uncertainties in the bitumen in place, pit limits determination, extraction recoveries, and upgrading yields. An actual pit limits determination will consider economics as well as physical constraints unique to the Fort Hills project.

The average diluted bitumen grade associated with the ore volumes is estimated to be in the order of 11 percent by weight.

An updated mine plan for the project is being prepared, and the partners anticipate releasing a revised resource estimate later in 2006, reflecting the results of that mine plan. The revised mine plan will require revisions to existing regulatory approvals. Assuming satisfactory progress on engineering and design, it is contemplated that probable reserves may be assigned to the project as at December 31, 2006.

EXPLORATION

In 2005, we spent $70 million on exploration. Approximately 64% of expenditures were dedicated to exploration for gold and copper and the balance on base metal, polymetallic and diamond projects. Of the total expenditures, approximately 16% was spent in Canada, 14% in the United States, and 27% in Australia, with the remaining expenditures incurred mostly in Brazil, Mexico, Chile and Peru.

Exploration is carried out through sole funding and joint ventures with major and junior exploration companies. Exploration is focused on areas in proximity to our existing operations or development projects in regions which we consider to have high potential for discovery. Planned expenditures for 2006 are approximately $70 million, excluding mine exploration, with approximately 47% and 30% of planned expenditures on exploration for copper and gold, respectively.



TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 21

MINERAL RESERVES AND RESOURCES

Mineral Reserves at December 31, 2005


                                                 MINERAL RESERVES (1)

---------------------------------------------------------------------------------------------------------------
                                           Proven             Probable             Total
                                     tonnes     grade     tonnes    grade     tonnes     grade    Teck Cominco
                                     (000's)    (g/t)(2)  (000's)   (g/t)     (000's)    (g/t)    Interest (%)
---------------------------------------------------------------------------------------------------------------
GOLD            Williams                                                                              50
                  Underground         3,310     5.45        670     5.05      3,980      5.38
                  Open-pit            8,380     1.78      5,340     1.87     13,720      1.82
                David Bell            1,130    10.97        --      --        1,130     10.97         50
                Pogo                   --       --        7,000    16.12      7,000     16.12         40

---------------------------------------------------------------------------------------------------------------
                                     tonnes     grade     tonnes    grade     tonnes     grade
                                     (000's)     (%)     (000's)     (%)      (000's)     (%)
---------------------------------------------------------------------------------------------------------------
COPPER          Antamina             76,000     1.12    374,000     1.19    450,000      1.18       22.5
                Highland Valley     260,200     0.43     58,500     0.44    318,700      0.43       97.5

ZINC            Antamina             76,000     1.40    374,000     0.84    450,000      0.93       22.5
                Red Dog              19,500     20.5     52,700     16.7     72,200      17.7        100
                Pend Oreille          4,300      7.1        400      6.4      4,700       7.0        100

LEAD            Red Dog              19,500      5.7     52,700      4.3     72,200       4.7        100
                Pend Oreille          4,300      1.3        400      0.5      4,700       1.2        100

MOLYBDENUM      Antamina             76,000    0.029    374,000    0.031    450,000     0.030       22.5
                Highland Valley     260,200    0.008     58,500    0.007    318,700     0.008       97.5

---------------------------------------------------------------------------------------------------------------

COAL(3)         Fording River       127,000             112,000             239,000                 39.0(4)
                Elkview             198,000              48,000             246,000                 37.1
                Greenhills           81,000              19,000             100,000                 31.2
                Coal Mountain        25,000               1,000              26,000                 39.0
                Line Creek           17,000                --                17,000                 39.0
                Cardinal River       35,000              23,000              58,000                 39.0



TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 22

Mineral Resources at December 31, 2005

                                                    MINERAL RESOURCES (1)

                                           Measured          Indicated           Inferred
                                     tonnes     grade     tonnes    grade     tonnes     grade    Teck Cominco
                                     (000's)  (g/t)(2)   (000's)   (g/t)     (000's)    (g/t)     Interest (%)
---------------------------------------------------------------------------------------------------------------
GOLD            Williams                                                                              50
                  Underground           840     5.91      1,000     6.70      4,790      5.14
                  Open-pit              360     2.33        420     2.04        330      1.63
                David Bell                                                                            50
                  Underground           290     9.20        --      --         --         --
                  Open-pit              --       --         680     3.77       --         --
                Pogo                    --       --         770     8.92      1,230     16.90         40
                Lobo-Marte              --       --         --      --         --         --          60
                  Lobo                  --       --      64,210     1.79      5,660      1.70
                  Marte                 --       --      33,470     1.58      3,590      1.35
                Morelos                 --       --         --      --       30,650      3.27       78.8
                Kudz Ze Kayah           --       --      11,300     1.30      1,500      2.00        100

-------------------------------------------------------------------------------------------------------------------
                                     tonnes     grade    tonnes    grade     tonnes      grade
                                     (000's)     (%)     (000's)    (%)      (000's)      (%)
-------------------------------------------------------------------------------------------------------------------
COPPER          Antamina             35,000     0.53     25,000     0.44     42,000      0.84       22.5
                Highland Valley         --       --     151,900     0.37         --        --       97.5
                San Nicolas           1,880     0.73     78,080     1.34      7,020      1.28         79
                Kudz Ze Kayah           --       --      11,300     0.90      1,500      0.14        100

ZINC            Antamina             35,000     0.39     25,000     0.26     42,000      0.59       22.5
                Red Dog                 --       --       7,700     18.8     30,200      15.5        100
                San Nicolas           1,880      3.6     78,080      1.8      7,020       1.4         79
                Pend Oreille            --       --        --       --        2,300       6.7        100
                Lennard Shelf         1,400      8.8      1,400      8.1        300       8.2         50
                Kudz Ze Kayah           --       --      11,300      5.9      1,500       6.4        100
                Sa Dena Hes             --       --       2,190     10.4       --         --          50

LEAD            Red Dog                 --       --       7,700      5.3     30,200       4.5        100
                Pend Oreille            --       --         --      --        2,300       1.3        100
                Lennard Shelf         1,400      2.2      1,400      1.8        300       1.7         50
                Kudz Ze Kayah           --       --      11,300      1.5      1,500       3.1        100
                Sa Dena Hes             --       --       2,190      2.6       --         --          50

MOLYBDENUM      Antamina             35,000    0.033     25,000    0.026     42,000     0.021       22.5
                Highland Valley         --       --     151,900    0.005       --         --        97.5

TITANIUM        White Earth(5)          --       --     428,000       11  1,031,000        10        100

-------------------------------------------------------------------------------------------------------------------
COAL(3)         Fording River       462,000             194,000           2,721,000                 39.0(4)
                Elkview           1,317,000             308,000             181,000                 37.1
                Greenhills            5,000             299,000             649,000                 31.2
                Coal Mountain        66,000              41,000              24,000                 39.0
                Line Creek           65,000             177,000             119,000                 39.0
                Cardinal River        2,000               9,000               4,000                 39.0
                Other(6)            213,000             274,000             473,000                 39.0


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 23

------------------------------------------------------------------------------
NOTES TO MINERAL RESERVES AND RESOURCES TABLES

(1) Mineral reserves and resources are mine and property totals and are not limited to Teck Cominco's interest.
(2)  g/t = grams per tonne.
(3)  Coal reserves expressed as tonnes of clean coal.
(4) Representing a 39% direct interest in Elk Valley Coal Partnership. Does not include 5.4% indirect interest through Canadian Coal Trust.
(5)  Grade reported as %TiO2.
(6) Other refers to the aggregated measured, indicated and inferred resources associated with five undeveloped or non-properties. Tonnages represent Elk Valley Coal Partnership's interest in these properties.
------------------------------------------------------------------------------


STANDARD

Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources have been estimated in accordance with the definitions of these terms adopted by the Canadian Institute of Mining, Metallurgy and Petroleum in November, 2004 and incorporated in National Instrument 43-101, "Standards of Disclosure for Mineral Projects", by Canadian securities regulatory authorities. Estimates of coal reserves and resources have been prepared and classified using guidance from GSC Paper 88-21. Classification terminology conforms with NI 43-101. Mineral Resources are reported separately from, and do not include that portion of the Mineral Resources that is classified as Mineral Reserves. That portion of Mineral Resource which is not classified as Mineral Reserve does not have demonstrated economic value.

METHODOLOGIES AND ASSUMPTIONS

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including with respect to production costs, mining and processing recoveries, mining dilution, cutoff values or grades, as well as assumptions relating to long term commodity prices and in some cases, exchange rates. Cost estimates are based on feasibility study estimates or operating history.

Methodologies used in reserve and resource estimates vary from property to property depending on the style of mineralization, geology and other factors. Geostatistical methods appropriate to the style of mineralization have been used in the estimation of reserves at the company's material base metal properties.

Assumed metal prices vary from property to property for a number of reasons. The company has interests in a number of joint ventures, for which assumed metal prices are a joint venture decision. In certain cases, assumed metal prices are historical assumptions made at the time of the relevant reserve and resource estimates. At operations with shorter remaining lives, assumed metal prices may be more closely based on short term metal price expectations.

GOLD PROPERTIES

Mineral reserves at Williams and David Bell have been estimated on the basis of an assumed gold price of US$425/oz and mineral resources have been estimated based on an assumed gold price of US$450/oz. An increasing proportion of reserves at Williams are within the C Zone, where mineralization is diffuse and irregular. Reserve estimates in this and other zones contain provisions for dilution and mining losses, but experience with Alimak mining in this zone is limited. Underground mineral reserves would be increased by about 7% at an evaluation price of US $475/oz.


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 24

Mineral reserves at Pogo have been estimated on the basis of US$300/oz, which was the assumed price of gold used at the time of the feasibility study. At the current gold price, some additional mineralization on the fringes of the orebody may become economic, but this will not materially increase the reserves. Production will commence in early 2006, which will afford the access to enable further definition of the orebody. Mineral resources at Pogo and Morelos have been estimated using an assumed gold price of US$400/oz while those at Lobo-Marte have been estimated on the basis of an assumed gold price of US$360/oz.

HIGHLAND VALLEY COPPER

Copper mineral reserves at Highland Valley Copper are estimated on the basis of an assumed copper price of US$0.92/lb. Mineral resources are estimated on an assumed price of US$1.16/lb. Reserves in the Valley Pit were increased by the addition of 174.3 million tonnes of mineralization which will be accessed by expanding the pit to the east. Nine million tonnes of reserves have been added at Highmont, of which 6 million tonnes is expected to be mined in 2006.

ANTAMINA

Mineral reserves at Antamina have been estimated using an assumed copper price of US$0.95/lb and US$0.50/lb for zinc. Ore at Antamina comprises two general types: copper ores, from which copper and molybdenum concentrates may be produced, and copper zinc ores, from which copper and zinc concentrates are produced. These ore types have not been segregated for reporting purposes. In 2005, the results of extensive drill campaigns of 2003 and 2004 were assessed and a new ultimate pit designed. This additional drilling substantially confirmed the prior estimates of reserves and improved the accuracy of mine design and production forecasts. Mineralization of interest occurs beyond the current pit limit and to the south of the current pit. In the past, proven reserves included stockpiled material which was expected to be processed later in the life of the operation. Weathering of this material may have impaired its metallurgical characteristics, thus this material has been reclassified as a Measured Mineral Resource.

RED DOG

At Red Dog, reserves in the main pit have been updated by the addition of information gained during mining and adjusted for production. Mineral reserves and mineral resources mineable by open pit have been estimated at an assumed zinc price of US$0.55/lb zinc. Underground inferred resources at Red Dog, extraction of which is expected to take place more than 25 years in the future, have been estimated on the basis of an assumed zinc price of US$0.70/lb.

PEND OREILLE

Experience gained in mining over the past year, particularly along the margins of the orebody, has resulted in a reduction in Reserves beyond normal depletion due to mining. Mineral reserves and resources at Pend Oreille have been estimated using an assumed zinc price of US$0.45/lb which was the price used in the feasibility. Higher metal prices will not result in significant increases in reserves and resources, since the boundaries of the orebody are geological features. Exploration in the nearby Washington Rock zone has shown that it will not be possible to mine some of the mineralization for geotechnical reasons and the resource estimate in that zone has been reduced by 1 million tonnes.


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 25

COAL PROPERTIES

Coal reserves are coal quantities that are anticipated to be mineable, based on feasibility studies, utilizing existing technology, under prevailing economic conditions and which have no legal impediments to mining. The coking coal price assumed in reserve determination is between US$39 to US$43 per tonne FOB (free on board) at Roberts Bank terminal. Coal reserves are reported in metric tonnes of clean coal after mining and processing losses but including coal used in plant operations.

OTHER RESOURCES

Mineral resources at Sa Dena Hes, Kudz Ze Kayah, San Nicolas and Lennard Shelf are based on assumed prices between US$0.45 and US$0.60/lb for zinc and, in the case of San Nicolas, US$0.90/lb for copper.

RISKS AND UNCERTAINTIES

Mineral reserves and mineral resources are estimates of the size and grade of the deposits based on the assumptions and the parameters currently available. These assumptions and parameters are subject to a number of risks and uncertainties, including, but not limited to, future changes in metals prices and/or production costs, differences in size and grade and recovery rates from those expected, and changes in project parameters due to changes in production plans. There are no known environmental, permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues that would materially affect the mineral reserves or resources.

QUALIFIED PERSONS

Estimates of the mineral reserves and resources for the company's material properties have been prepared under the general supervision of William P. Armstrong, P.Eng., who is a former employee of Teck Cominco. Mineral reserve and resource estimates for Antamina have been prepared under the supervision of Dan Gurtler, AIMM, who is an employee of Compania Minera Antamina. Messrs. Armstrong and Gurtler are Qualified Persons for the purposes of National Instrument 43-101. Estimates of reserves and resources at Elkview, Fording River, Greenhills, Coal Mountain, Line Creek and Cardinal River were prepared under the general supervision of Colin McKenny, P. Geol., an employee of Elk Valley Coal Partnership, who is the Qualified Person for the purposes of National Instrument 43-101.


SAFETY AND ENVIRONMENTAL PROTECTION

Our current and future operations, including development activities and commencement of production on our properties or areas in which we have an interest, are subject to laws and regulations in Canada and elsewhere governing occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, management of toxic substances and similar matters. Compliance with these laws and regulations affects the costs of and can affect the schedule for planning, designing, drilling, developing, constructing, operating and closing the Company's mines, refineries and other facilities.

Whether  in Canada or  abroad,  we  attempt  to apply  technically  proven and economically feasible measures to protect the environment throughout exploration, mining, processing and closure. Although we believe that our operations and facilities are currently in substantial compliance in all material respects with all existing laws, regulations and permits, there can be no assurance that additional significant costs will not be incurred to comply with current and future regulations or that liabilities associated with non-compliance will not occur.


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 26

Safety performance is a key priority for us. Safety statistics are collected from each operation monthly. Targets for safety performance are set each year and are used in determining management compensation. Safety incidents are investigated and finding reports are shared across our business to assist in the prevention of recurrence of the incident.

For accounting purposes, current costs associated with permit compliance are treated as normal operating costs necessary to maintain operations on an ongoing basis. In addition, amounts are accrued in our accounts to provide for certain future reclamation, site restoration and other closure costs. Financial guarantees of various forms are posted, if required, with various governmental authorities as security to cover estimated reclamation obligations. Our provisions for future reclamation and site restoration are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

We conduct regular environmental and safety and health audits. The overall objective of our audits is to identify environment, health and safety risks, assess regulatory compliance and conformance with applicable laws and assess conformance with appropriate environment, health and safety management systems and good management practices.

All of our mining operations have closure and reclamation plans in place and these undergo regular updates. The reclamation programs are guided by land capability assessments, which integrate several factors in the reclamation approach including biological diversity, establishment of sustainable vegetation, diversity of physical landforms and requirements for wildlife habitat. In addition to reclamation of operating mines, certain idle and closed mines are under continuous care and maintenance as well as progressive closure. Our Charter of Corporate Responsibility and Code of Business, Environmental and Health & Safety Practices require that sites be reclaimed in an appropriate manner. We manage a number of decommissioned mine sites in Canada and conduct regular inspections to verify the success of reclamation activities.



TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 27

SOCIAL AND ENVIRONMENTAL POLICIES

We have adopted and implemented social and environmental policies that are fundamental to our operations. Our operating practices are governed by the principles set out in our Charter of Corporate Responsibility (the "Charter") and Code of Business, Environmental and Health & Safety Practices (the "Code"). The Charter sets out corporate commitments related to ethical business conduct, providing a workplace free of discrimination, open and fair dealings with all stakeholders, and support for sustainable development.

The Code sets out specific requirements in areas related to (i) legal compliance and ethical business conduct, (ii) prohibition of discriminatory conduct and commitment to job selection on the basis of merit and ability,
(iii) striving to identify, control and promote safety and health performance,
(iv) sound  environmental  conduct and continuous  improvement in performance,
(v) regular auditing of environmental, health, safety and emergency preparedness, (vi) continual improvement of environmental, health and safety management systems, (vii) closure and reclamation planning as a component of all development projects, (viii) the safe use, reuse and recycling of products, (ix) support for research on environmental, health and safety performance, (x) fostering dialogue with stakeholders and respect for the rights, interests, and aspirations of indigenous people, and (xi) supporting local communities and their development.

In addition to the Charter and Code, we have adopted a Health and Safety Policy, a Health and Safety Guide for Exploration, and a Code of Ethics. We have taken steps to implement the Charter, Code and policies through adoption of Environmental, Health and Safety Management Standards, which provide direction to all operations and auditable criteria against which the standards are measured.

We set objectives in these areas for improvement on an annual basis and these are used to determine specific objectives for corporate and operational groups within our organization. Overall responsibility for achievement of objectives rests with senior personnel. Our Environmental, Health and Safety Committee of the Board, which reports to the Board of Directors and our Corporate
Environment and Risk Management Committee and our Product Stewardship Committee, which are comprised of members of senior management, provide oversight in these areas.

We measure our performance on an ongoing and comprehensive basis. Internal monthly and quarterly environmental reporting tracks performance indicators including compliance with permits, environmental monitoring, health and safety performance, materials inputs and outputs, community concerns expressed and actions taken in response, and amount of reclaimed land. We report publicly on our performance through our Sustainability Report and website.


HUMAN RESOURCES

As at December 31, 2005 there were 7,103 employees (2004 - 6,710 employees) working at the various operations we managed. Collective bargaining agreements covering unionized employees at our various operations are as follows:


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 28

                                       EXPIRY DATE OF COLLECTIVE AGREEMENT
       ---------------------------------------------------------------------
       Trail                                      May 31, 2008
       David Bell                               October 31, 2007
       Quintette                              December 31, 2004(1)
       Antamina                                   July 24, 2006
       Highland Valley Copper                  September 30, 2006
       Elkview                                  October 31, 2005
       Coal Mountain                            December 31, 2009
       Line Creek                                 May 31, 2009
       Fording River                             April 30, 2006
       Cardinal River                             June 30, 2007
       Red Dog                                     See Note(2)
       =====================================================================

     (1) The collective agreements at Bullmoose and Quintette cover the remaining bargaining unit employees working at these locations all of which are closed and in the process of being reclaimed.
     (2) A union was recently certified at Red Dog. Bargaining has commenced and is underway.


FOREIGN OPERATIONS

The Red Dog mine and the Pogo mine located in Alaska, U.S.A., the Pend Oreille project in Washington State and the Antamina mine located in Peru, are our significant assets located outside of Canada. We hold our 22.5% interest directly in Antamina directly through our equity interest in the operating company for the mine, CMA. We hold a 100% interest in the Red Dog mine, subject to the royalty in favour of NANA described under the heading "Individual Operations - Zinc - Red Dog" above. The Red Dog mine, Pend Oreille and the Antamina mine accounted for 28% of our 2005 consolidated revenue and, together with Pogo, represented approximately 30% of our total assets as at December 31, 2005.

We also have interests in various exploration and development projects in various foreign countries, with significant activities in the United States, Mexico, Peru, Chile, Brazil, Australia, Turkey and Namibia. We currently have foreign exploration offices in all of the foregoing countries.

See "Risk Factors"- Foreign Activities" for further information on the risks associated with these foreign properties.


COMPETITIVE CONDITIONS

Our business is to sell base metals, metal concentrates, by-product metals and concentrate, metallurgical coal and gold at prices determined by world markets over which we have no influence or control. These markets are cyclical. Our competitive position is determined by our costs compared to those of other producers throughout the world, and by our ability to maintain our financial integrity through metal and coal price cycles and currency fluctuations. Costs are governed principally by the location, grade and nature of ore bodies and mineral deposits, the location of our metal refining facility and its cost of power and, as well, by operating and management skill.

Over the long term, our competitive position is determined by our ability to locate, acquire and develop economic ore bodies and replace current production. In this regard, we also compete with other mining companies for mineral properties, for joint venture agreements and for the acquisition of investments in other mining companies.


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 29

RISK FACTORS

Before making an investment decision, you should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this Annual Information Form. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of such risks actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.

RISKS INHERENT IN THE MINING AND METALS BUSINESS

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines.

Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems and flooding. The Trail metallurgical operations, concentrate mills and coal preparation plants are also subject to risks of process upsets and equipment malfunctions. Equipment and supplies may from time to time be unavailable on a timely basis. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse affect on our business.

Over 4,500 of our approximately 7,100 employees are employed under collective bargaining agreements. The collective bargaining agreement at our Elkview mine has expired and the collective agreements at the Fording River, Antamina and Highland Valley mines are scheduled to expire in April, 2006, July, 2006 and September, 2006, respectively. We are negotiating a collective agreement at the Red Dog mine. We could be subject to labour unrest or other labour disturbances as a result of the failure of these negotiations, or at our other operations, which could, while ongoing, have a material adverse effect on our business.

COMMODITY PRICE FLUCTUATIONS AND HEDGING

The results of our operations are significantly affected by the market price of base metals, specialty metals, metallurgical coal and gold which are cyclical and subject to substantial price fluctuations. Our earnings are particularly sensitive to changes in the market price of zinc and metallurgical coal. Market prices can be affected by numerous factors beyond our control, including levels of supply and demand for a broad range of industrial products, substitution of new or different products in critical applications for our existing products, expectations with respect to the rate of inflation, the relative strength of the US dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below our cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue commercial production at any or all of our mines.


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 30

Although our general policy is not to hedge our mineral production, from time to time we may undertake hedging programs in specific circumstances, with an intention to reduce the risk of a commodity's market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of our business. There are, however, risks associated with hedging programs including, (among other things), an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counter-party risks and production interruption events. Prices of diesel and electricity also fluctuate and these fluctuations affect the costs of production at various operations.

We do not hedge our exposure to changes in the price of metallurgical coal.

RISKS ASSOCIATED WITH FORT HILLS

The Fort Hills project is at an early stage of development. Petro-Canada, as project operator, in consultation with UTS and us, will be responsible for further definition of the scope and parameters of the project and its design and development. There can be no assurance that the development or construction activities will commence in accordance with current expectations or at all. Construction and development of the project is subject to numerous risks, including, without limitation:

o risks resulting from the fact that the Fort Hills oil sands project is at an early stage of development and therefore is subject to development and construction risks, including the risk of cost overruns and delays in construction, and technical and other problems;

o risks associated with delays in obtaining, or conditions imposed by, regulatory approvals;

o    risks  associated  with  obtaining   amendments  to  existing  regulatory
     approvals and additional regulatory approvals which will be required;

o risks of significant fluctuation in prevailing prices for oil, other petroleum products and natural gas, which may affect the profitability of the project;

o risks resulting from the fact that we will be a minority partner in the Fort Hills Partnership and major decisions with respect to project design and construction may be made without our consent;

o risks associated with litigation, including an existing appeal in respect of an application for a judicial review of the scoping decision of the Minister of Fisheries and Oceans regarding an application for an authorization under the FISHERIES ACT for the Fort Hills project; and

o risks resulting from dependence on third parties for services and utilities for the project.


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 31

COMPETITION FOR MINING PROPERTIES

Because the life of a mine is limited by its ore reserves, we are continually seeking to replace and expand our reserves through the exploration of our existing properties as well as through acquisitions of interests in new properties or of interests in companies which own such properties. We encounter strong competition from other mining companies in connection with the acquisition of properties. This competition may increase the cost of acquiring suitable properties, should such properties become available to us.

COMPETITION IN PRODUCT MARKETS

The mining industry in general is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for sale of such minerals. We must sell base metals, metal concentrates, by-product metals and concentrate, metallurgical coal and gold at prices determined by world markets over which we have no influence or control. Our competitive position is determined by our costs in comparison to those of other producers in the world. If our costs increase due to our locations, grade and nature of ore bodies, or our operating and management skills, our revenues may be affected. We have to compete with larger companies that have greater assets and financial and human resources than we do, and which may be able to sustain larger losses than us to develop or continue business.

FUTURE MARKET ACCESS

Access to our markets may be subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which we are aware that do, or could, materially affect our access to certain markets, there can be no assurance that our access to these markets will not be restricted in the future.

RESERVE AND RESOURCE ESTIMATES

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. We estimate our mineral reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards.

Estimates of reserves and resources for oil and gas reporting purposes are not comparable to mineral reserve and resource estimates.

The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because we prepare this Annual Information Form in accordance with Canadian disclosure requirements, we incorporate estimates of mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

Our mineral reserves and resources are estimated by persons who are employees of the respective operating company for each of our operations under the supervision of our employees. These individuals are not "independent" for


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 32
purposes of applicable securities legislation. We do not use outside sources to verify mineral reserves or resources except at the initial feasibility stage.

The mineral and oil and gas reserve and resource figures incorporated in this Annual Information Form are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade, continuity and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future commodity prices. The sampling, interpretations or assumptions underlying any reserve or resource estimate may be incorrect, and the impact on mineral reserves or resources may be material. In addition, short term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause reserve estimates to be modified or operations to be unprofitable in any particular fiscal period.

There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

CURRENCY FLUCTUATIONS

Our operating results and cash flow are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries. Exchange rate movements can have a significant impact on results as a significant portion of our operating costs are incurred in Canadian and other currencies and most revenues are earned in US dollars. To reduce the exposure to currency fluctuations, we enter into limited foreign exchange contracts from time to time, but such hedges do not eliminate the potential that such fluctuations may have an adverse effect on us. In addition, foreign exchange contracts expose us to the risk of default by the counterparties to such contracts, which could have a material adverse effect on our business.

INTEREST RATE RISK

Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have incurred indebtedness that bears interest at fixed and floating rates, and we have entered into interest rate swap agreements to effectively convert some fixed rate exposure to floating rate exposure. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future. In addition, our use of interest rate swaps exposes us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on our business.

ENVIRONMENT

Environmental legislation affects nearly all aspects of our operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from our existing operations, but from operations that have been closed or sold to third parties. Our historical operations have generated significant environmental contamination. There can be no assurances that we will at all times be in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect our business.


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 33

Environmental laws and regulations are evolving in all jurisdictions where we have activities. We are not able to determine the specific impact that future changes in environmental laws and regulations may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on us. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

ABORIGINAL TITLE CLAIMS

Recent Canadian jurisprudence requires governments to consult with aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. This may affect our ability to acquire within a reasonable time frame effective mineral titles in some parts of Canada, particularly British Columbia, in which aboriginal title is claimed. The risk of unforeseen aboriginal title claims also exists in foreign jurisdictions and also could affect existing operations as well as development projects and future acquisitions. These legal requirements may affect our ability to expand or transfer existing operations or to develop new projects.

FOREIGN ACTIVITIES

Our business operates in a number of foreign countries where there are added risks and uncertainties due to the different economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or an unfavorable political climate may make it difficult for us to obtain financing for projects in some countries.

LEGAL PROCEEDINGS

The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on our business.


                                   DIVIDENDS

Our Class A common shares and Class B subordinate voting shares rank equally as to the payment of dividends. We may not pay dividends on the Class A common shares and Class B subordinate voting shares unless all dividends on any preferred shares outstanding have been paid to date. Dividends of $0.20 per share were paid in 2003 on both the Class A common shares and the Class B subordinate voting shares. In November 2004, we announced that we were increasing the semi-annual dividend payable to shareholders of record on December 31, 2004 from $0.10 to $0.20, bringing the total annual dividend for 2004 to $0.30 per share. In April 2005, the semi-annual dividend rate was further increased to $0.40 per share. In December 2005, we deferred payment of the semi-annual dividend payable to shareholders of record on December 15, 2005 until January 3, 2006, in light of proposed changes to the Canadian federal tax treatment of dividends. Our dividend policy currently contemplates the declaration of two semi-annual $0.40 per share dividends in 2006.


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

                       DESCRIPTION OF CAPITAL STRUCTURE

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Class A common shares and Class B subordinate voting shares and an unlimited number of preference shares, issuable in series.

Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, the Class A common shares and Class B subordinate voting shares rank equally.

The attributes of the Class B subordinate voting shares contain so called "coattail provisions" which provide that, in the event that an offer (an "Exclusionary Offer") to purchase Class A common shares which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share. The Class B subordinate voting shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer). If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid" or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

The voting rights attached to Class B subordinate voting shares represent 29.85% of the aggregate voting rights attached to the Class A common shares and Class B subordinate voting shares.

In November 2003, the Company issued 790,000 Series 1 and 550,000 Series 2 preference shares to replace certain preference shares issued by Teck Cominco Metals. These shares entitle the holders to receive dividends and redemptions based upon a rate of return index governed by world prices for lead and silver. The rate of return index to date has been insufficient to trigger any dividend or redemption. These shares will expire in March 2006 without any dividends or redemptions.

RATINGS

The following table sets forth the current ratings that we have received from rating agencies in respect of our outstanding securities.

                                                                                             DOMINION BOARD RATING
                                               MOODY'S             STANDARD & POOR'S                SERVICE

Senior Unsecured/Long-term Rating               Baa2                      BBB                     BBB (high)
Exchangeable Debentures due                      --                       --                      BBB (high)
April 30, 2024
Debentures   exchangeable  for  common          Baa3                      --                      BBB (high)m
shares of Inco Limited
Trend/Outlook                                 Positive                  Stable                      Stable



TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 35

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. A description of the rating categories of each of the rating agencies in the table above is set out below.

Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. We cannot assure you that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

MOODY'S INVESTOR SERVICES (MOODY'S)

Moody's long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of securities rated. Moody's Baa3 rating assigned to our senior unsecured debt instruments is the fourth highest rating of nine rating categories. Obligations rated "Baa" are considered medium-grade and as such may possess certain speculative characteristics. Moody's appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicates where the obligation ranks within its ranking category, with 1 being the highest. Moody's has also assigned a positive outlook to the rating, which is its assessment regarding the likely direction of the rating over the medium-term.

STANDARD & POOR'S (S&P)

S&P's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated. S&P's BBB rating assigned to our senior unsecured debt instruments is the fourth highest rating of 10 major rating categories. A "BBB" rating indicates that the obligor's capacity to meet its financial commitment is adequate, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. S&P uses "+" or "-" designations to indicate the relative standing of securities within a particular rating category. S&P has also assigned a stable outlook to the rating, which is its assessment regarding the potential direction of the rating over the immediate to long-term.

DOMINION BOND RATING SERVICE (DBRS)

DBRS's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated. DBRS's BBB (high) rating assigned to our senior unsecured debt and BBB
(high)m to the exchangeable debentures is the fourth highest of the 10 rating categories for long-term debt. Debt securities rated "BBB" are of adequate credit quality and protection of interest and principal is considered acceptable, but the obligor is fairly susceptible to adverse changes in financial and economic changes, or there may be other adverse conditions present which reduce the strength of the obligor. A reference to "high" or "low" reflects the relative strength within the rating category. A reference to "m" reflects that the potential for volatility due to market risk factors greatly exceeds what would be considered normal. DBRS has also assigned a stable outlook to the ratings, which helps give investors an understanding of DBRS's opinion regarding the outlook for the ratings.



TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 36

                             MARKET FOR SECURITIES

TRADING PRICE AND VOLUME

Our Class A common shares and Class B subordinate voting shares are listed on The Toronto Stock Exchange. The following tables set out the monthly price ranges and volumes traded during 2005 for the Class A common shares and Class B subordinate voting shares.


       CLASS A COMMON (SOURCE:  BLOOMBERG)

       MONTH                       HIGH                 LOW               LAST          TRADING VOLUME
       January                     $38.00               $33.23             $37.84            50,704
       February                    $47.50               $38.00             $47.25           104,575
       March                       $48.45               $40.99             $44.69            76,085
       April                       $46.56               $38.40             $41.40            45,946
       May                         $42.54               $35.25             $41.00            31,903
       June                        $46.00               $40.45             $41.95            48,674
       July                        $49.50               $41.95             $47.12            71,677
       August                      $50.00               $45.70             $46.50            54,112
       September                   $61.30               $47.15             $60.43            76,935
       October                     $65.48               $48.50             $57.00            56,547
       November                    $60.00               $54.50             $57.50            23,848
       December                    $67.65               $58.00             $65.00            35,041

       CLASS B SUBORDINATE VOTING (SOURCE:  BLOOMBERG)

       MONTH                       HIGH                 LOW               LAST          TRADING VOLUME
       January                     $37.80               $32.55             $37.50         21,150,737
       February                    $47.14               $37.55             $47.14         25,974,782
       March                       $48.00               $40.25             $44.85         26,613,730
       April                       $46.37               $38.45             $40.65         25,978,519
       May                         $42.20               $35.63             $40.80         21,051,802
       June                        $45.54               $39.78             $41.34         22,289,970
       July                        $48.69               $41.60             $46.82         15,688,109
       August                      $49.67               $44.93             $46.24         15,788,038
       September                   $54.95               $46.45             $52.15         20,131,797
       October                     $54.10               $46.21             $49.76         18,868,383
       November                    $54.45               $49.01             $53.55         19,226,925
       December                    $63.60               $54.11             $62.05         16,157,820


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 37

                            DIRECTORS AND OFFICERS

DIRECTORS

-------------------------------------      --------------------------------------------------------------      ------------------
  NAME, PROVINCE/STATE AND COUNTRY           OFFICE HELD WITH COMPANY AND PRINCIPAL OCCUPATIONS WITHIN
            OF RESIDENCE                                        PREVIOUS FIVE YEARS                              DIRECTOR SINCE
-------------------------------------      --------------------------------------------------------------      ------------------
J. Brian Aune (1)(3)(4)(5)                 Chairman of St. James Financial Corp., 1990 to September            February 1995
WESTMOUNT, QUEBEC, CANADA                  2005 and President of Alderprise Inc. (private investment
                                           companies)
-------------------------------------      --------------------------------------------------------------      ------------------
Lloyd I. Barber (3)(4)(6)                  President Emeritus, University of Regina                            September 2001
REGINA, SASKATCHEWAN, CANADA
-------------------------------------      --------------------------------------------------------------      ------------------
Jalynn H. Bennett (2)                      President, Jalynn H. Bennett and Associates Ltd. (consulting        June 2005
TORONTO, ONTARIO, CANADA                   firm)
-------------------------------------      --------------------------------------------------------------      ------------------
Hugh J. Bolton (2)                         Chairman, Epcor Utilities Inc., (electrical utility), and           September 2001
EDMONTON, ALBERTA, CANADA                  Lead Director of Matrikon Inc. (industrial IT company), from
                                           2000 to present
-------------------------------------      --------------------------------------------------------------      ------------------
Masayuki Hisatsune ((6))                   Director and Vice President, Sumitomo Metal Mining America          February 2002
VANCOUVER, BRITISH COLUMBIA, CANADA        Inc. (mining company) from December 2001 to present; General
                                           Manager, Administration Department, Mineral Resources
                                           Division, Sumitomo Metal Mining Co. from 2000 to 2001
-------------------------------------      --------------------------------------------------------------      ------------------
Norman B. Keevil (1)                       Chairman of the Company; Chief Executive Officer of the             July 1963
WEST VANCOUVER, BRITISH COLUMBIA,          Company prior to July 25, 2001
CANADA
-------------------------------------      --------------------------------------------------------------      ------------------
Norman B. Keevil III (6)                   Chief Operating Officer and Vice President of Engineering,          April 1997
VICTORIA, BRITISH COLUMBIA, CANADA         Triton Logging Inc. (underwater harvesting company) from
                                           2004 to present; prior thereto President and Chief Executive
                                           Officer, Pyramid Automation Ltd.(manufacturers of special
                                           purpose automation equipment)
-------------------------------------      --------------------------------------------------------------      ------------------
Donald R. Lindsay((1))                     President of the Company from January 2005 to present;              February 2005
VANCOUVER, BRITISH COLUMBIA, CANADA        appointed CEO of the Company in April, 2005; President of
                                           CIBC World Markets Inc. (investment banking), from 2001 to
                                           2004
-------------------------------------      --------------------------------------------------------------      ------------------
Takuro Mochihara (1)                       Managing Executive Officer, Non-Ferrous Metal Division,             September 2000
TOKYO, JAPAN                               Sumitomo Metal Mining Co. Ltd. (mining company)
-------------------------------------      --------------------------------------------------------------      ------------------
Warren S. R. Seyffert (6)                  Counsel at Lang Michener (law firm)                                 August 1989
TORONTO, ONTARIO, CANADA
-------------------------------------      --------------------------------------------------------------      ------------------
Keith E. Steeves (2)((4))                  Corporate Director                                                  October 1981
RICHMOND, BRITISH COLUMBIA, CANADA
-------------------------------------      --------------------------------------------------------------      ------------------

TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 38

-------------------------------------      --------------------------------------------------------------      ------------------
  NAME, PROVINCE/STATE AND COUNTRY           OFFICE HELD WITH COMPANY AND PRINCIPAL OCCUPATIONS WITHIN
            OF RESIDENCE                                        PREVIOUS FIVE YEARS                              DIRECTOR SINCE
-------------------------------------      --------------------------------------------------------------      ------------------
Chris M.T. Thompson(1)(2)(5)(6)            Corporate Director; Chief Executive Officer and Chairman of         June 2003
DENVER, COLORADO,                          the Board of Gold Fields Ltd. (gold mining) from 1998 to
UNITED STATES                              November, 2002.  Chairman of the Board of Gold Fields Ltd.
                                           (gold mining) to November, 2005
-------------------------------------      --------------------------------------------------------------      ------------------
David A. Thompson ((4))                    Chief Executive Officer of the Company July 25, 2001 to             October 1980
WEST VANCOUVER, BRITISH COLUMBIA,          April 27, 2005; prior thereto Deputy Chairman of the Company
CANADA                                     June 8, 2000 to April 27, 2005; President and Chief
                                           Executive Officer of Cominco Ltd. until July 2001
-------------------------------------      --------------------------------------------------------------      ------------------
Robert J. Wright (1) (2)(3) (5)
TORONTO, ONTARIO, CANADA                   Deputy Chairman and Lead Director of the Company                    May 1994
=====================================      ==============================================================      ==================

(1)  Member of the Executive Committee
(2)  Member of the Audit Committee
(3)  Member of the Compensation Committee
(4)  Member of the Pension Committee
(5)  Member of the Corporate Governance and Nominating Committee
(6)  Member of the Environment, Health & Safety Committee

Each of the directors is elected to hold office until the annual meeting to be held on April 26, 2006 or until a successor is duly elected or appointed.






TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 39

OFFICERS

--------------------------------------      -----------------------------------------------------------------------------
 NAME, PROVINCE/STATE AND COUNTRY OF                   OFFICE HELD WITH COMPANY AND PRINCIPAL OCCUPATIONS WITHIN
             RESIDENCE                                                   PREVIOUS FIVE YEARS
--------------------------------------      -----------------------------------------------------------------------------
Norman B. Keevil                            Chairman of the Company; Chief Executive Officer of the Company prior to
WEST VANCOUVER, BRITISH COLUMBIA            July 25, 2001
CANADA
--------------------------------------      -----------------------------------------------------------------------------
Robert J. Wright                            Deputy Chairman and Lead Director of the Company
TORONTO, ONTARIO, CANADA
--------------------------------------      -----------------------------------------------------------------------------
Donald R. Lindsay                           President of the Company from January 2005 to present; appointed CEO of the
VANCOUVER, BRITISH COLUMBIA, CANADA         Company in April, 2005; prior thereto President, CIBC World Markets Inc.
--------------------------------------      -----------------------------------------------------------------------------
Ronald A. Vance                             Senior Vice President, Corporate Development of the Company since January
EVERGREEN, COLORADO, USA                    1, 2006; previously Managing Director and Senior Advisor, Rothschild Inc.
--------------------------------------      -----------------------------------------------------------------------------
Douglas H. Horswill                         Senior Vice President, Environment and Corporate Affairs; previously Vice
WEST VANCOUVER, BRITISH COLUMBIA,           President, Environment & Corporate Affairs of Cominco Ltd.
CANADA
--------------------------------------      -----------------------------------------------------------------------------
Michael P. Lipkewich                        Senior Vice President, Mining
WEST VANCOUVER, BRITISH COLUMBIA,
CANADA
--------------------------------------      -----------------------------------------------------------------------------
Ronald A. Millos                            Senior Vice President, Finance and Chief Financial Officer of the Company
VANCOUVER, BRITISH COLUMBIA, CANADA         since October 3, 2005; previously Vice President and Chief Financial
                                            Officer of the Fording Canadian Coal Trust, Fording LP (formerly known as
                                            Fording Inc.) and Elk Valley Coal Corporation since June 1, 2003; Vice
                                            President, Corporate Finance of the Company since September 2001 and prior thereto Vice President, Finance and Chief Financial Officer of Cominco Ltd.
--------------------------------------      -----------------------------------------------------------------------------
Michael J. Allan                            Vice President, Engineering
NORTH VANCOUVER, BRITISH COLUMBIA,
CANADA
--------------------------------------      -----------------------------------------------------------------------------
Fred S. Daley                               Vice President, Exploration
DELTA, BRITISH COLUMBIA, CANADA
--------------------------------------      -----------------------------------------------------------------------------


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 40

--------------------------------------      -----------------------------------------------------------------------------
 NAME, PROVINCE/STATE AND COUNTRY OF                   OFFICE HELD WITH COMPANY AND PRINCIPAL OCCUPATIONS WITHIN
             RESIDENCE                                                   PREVIOUS FIVE YEARS
--------------------------------------      -----------------------------------------------------------------------------
Michel P. Filion                            Vice President, Environment, Health and Safety since June 2005; previously
SURREY, BRITISH COLUMBIA, CANADA            Vice President, Environment
--------------------------------------      -----------------------------------------------------------------------------
Gary M. Jones                               Vice President, Business Development
BURNABY, BRITISH COLUMBIA, CANADA
--------------------------------------      -----------------------------------------------------------------------------
G. Leonard Manuel                           Vice President and General Counsel; previously General Counsel and
WEST VANCOUVER, BRITISH COLUMBIA,           Secretary of Cominco Ltd. CANADA
--------------------------------------      -----------------------------------------------------------------------------
Peter C. Rozee                              Senior Vice President, Commercial Affairs since October 1, 2005; Vice
WEST VANCOUVER, BRITISH COLUMBIA,           President, Commercial and Legal Affairs since March 2001; prior thereto
CANADA                                      Vice President, General Counsel and Secretary, Inmet Mining Corporation
--------------------------------------      -----------------------------------------------------------------------------
James A. Utley                              Vice President, Human Resources, previously Vice President, Human Resources
WEST VANCOUVER, BRITISH COLUMBIA,           of Cominco Ltd.
CANADA
--------------------------------------      -----------------------------------------------------------------------------
John F.H. Thompson                          Vice President, Technology since January 1, 2006; previously Chief
VANCOUVER, BRITISH COLUMBIA, CANADA         Geoscientist of the Company
--------------------------------------      -----------------------------------------------------------------------------
Michael E. Agg                              Vice President, Refining and Metal Sales since December 1, 2005; previously
TRAIL, BRITISH COLUMBIA, CANADA             General Manager, Trail Operations from 2003 to 2005, and General Manager of
                                            Cajamarquilla from 1998 to 2003.
--------------------------------------      -----------------------------------------------------------------------------
Andrew A. Stonkus                           Vice President, Concentrate Marketing of the Company since December 1,
OAKVILLE, ONTARIO, CANADA                   2005; previously General Manager, Concentrate Marketing from 2000 to 2005
--------------------------------------      -----------------------------------------------------------------------------
Robert G. Scott                             Vice President, Base Metal Mining since January, 2006; previously General
COLDSTREAM, BRITISH COLUMBIA, CANADA        Manager of Red Dog from 2003 to 2005; prior thereto General Manager/Mine
                                            Manager of Quintette
--------------------------------------      -----------------------------------------------------------------------------
Lawrence A. Mackwood                        Treasurer
WEST VANCOUVER, BRITISH COLUMBIA,
CANADA
--------------------------------------      -----------------------------------------------------------------------------
Howard C. Chu                               Controller
VANCOUVER, BRITISH COLUMBIA, CANADA
--------------------------------------      -----------------------------------------------------------------------------
Karen L. Dunfee                             Corporate Secretary
RICHMOND, BRITISH COLUMBIA, CANADA
--------------------------------------      -----------------------------------------------------------------------------
Anthony A. Zoobkoff                         Senior Counsel and Assistant Secretary; previously Senior Counsel and
NORTH VANCOUVER, BRITISH COLUMBIA,          Assistant Secretary of Cominco Ltd.
CANADA
======================================      =============================================================================


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 41

AUDIT COMMITTEE INFORMATION

MANDATE OF AUDIT COMMITTEE

The full text of our Audit Committee's mandate is included as Schedule A to this Annual Information Form.

COMPOSITION OF THE AUDIT COMMITTEE

Our Audit Committee consists of five members. All of the members of the Committee are independent and financially literate. The relevant education and experience of each Audit Committee member is outlined below:

JALYNN H. BENNETT

Ms. Bennett is a graduate of the University of Toronto where she specialized in economics. She is the President of a consulting firm in strategic planning and organizational development. She is a past Commissioner of the Ontario Securities Commission and was a member of the Toronto Stock Exchange Joint Committee on Corporate Governance (the Saucier Committee).

HUGH J. BOLTON, FCA

Mr. Bolton is a chartered accountant and a graduate of the University of Alberta (BA Economics). Mr. Bolton was managing partner of Coopers & Lybrand Canada from 1984 to 1990 and its Chairman and CEO from 1991 to 1998. He is presently a Chairman of Epcor Utilities Inc., Lead Director of Matrikon Inc. and a director of the Toronto Dominion Bank, Canadian National Railway Company and Westjet Airlines Ltd.

KEITH E STEEVES, FCA

Mr. Steeves received his Chartered Accountant certification in 1963 in Alberta and in 1964 in British Columbia. Mr. Steeves was Senior Vice President, Finance and Administration at Bethlehem Copper Corporation until 1981 and an officer of Teck Corporation from 1981 to 1996.

CHRIS M. THOMPSON

Mr. Thompson is a graduate of Rhodes University, SA (BA Law and Economics) and Bradford University, UK (MSc). Mr. Thompson was Chairman of the Board of and CEO of Gold Fields from 1998 to 2002 and is currently its Non-Executive Chairman.

ROBERT J. WRIGHT, Q.C.

Mr. Wright is a graduate of Trinity College, University of Toronto (B.A.) and Osgoode Hall Law School (LL.B.). He was a partner with Lang Michener from 1964 to 1989 and Chairman of the Ontario Securities Commission from 1989 to 1993.


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 42

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP. All non-audit services are pre-approved by the Committee prior to commencement. In addition, the Committee has prohibited the use of the external auditors for the following non-audit services:

     o bookkeeping or other services related to the accounting records or financial statements;

     o    financial information systems design and implementation;

     o appraisal or valuation services, fairness opinions or contribution-in-kind reports;

     o    actuarial services;

     o    internal audit outsourcing services;

     o    management functions or human resources functions;

     o broker or dealer, investment advisor, or investment banking services;

     o    legal services;

     o    expert services unrelated to the audit; and

     o all other non-audit services unless there is a strong financial or other reason for external auditors to provide those services.

EXTERNAL AUDITOR SERVICE FEES

For the years ended December 31, 2005 and 2004, the Company paid the external auditors $2,028,000 and $2,215,000 respectively as detailed below:

                                     ----------------    --------------
                                         Year Ended        Year Ended
                                        2005 ($000)        2004 ($000)
                                     ----------------    --------------
         Audit Services(1)                 1,369              1,620
         Audit Related Fees(2)              330                302
         Tax Fees(3)                        146                256
         All Other Fees(4)                  183                37

NOTES

(1) Includes services that are provided by the Company's independent auditor in connection with statutory and regulatory filings.
(2) Includes assurance and related services by the independent auditor that are related to the performance of the audit, principally for quarterly reviews, pension plan audits and prospectuses.
(3) In 2005 fees are for international tax services and advice provided to foreign offices.
(4)  In 2005 fees are principally for Sarbanes Oxley related services.


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 43

OWNERSHIP BY DIRECTORS AND OFFICERS

The directors and executive officers as a group beneficially own directly or indirectly or exercise control or direction over the following shares issued by the Company:

--------------------------------------------------------------------------------------------------------------------
                                            SHARES BENEFICIALLY OWNED OR OVER WHICH        AS A % OF THE TOTAL
                                               CONTROL OR DIRECTION IS EXERCISED        OUTSTANDING OF THE CLASS
--------------------------------------------------------------------------------------------------------------------
Class A common shares                                       209,440                               4.5%

Class B subordinate voting shares                           958,277                               0.48%
====================================================================================================================

In addition, one of our directors is a trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation and is a director of Keevil Holding Corporation. Keevil Holding Corporation holds 51% of the voting shares of Temagami Mining Company Limited ("Temagami") which holds 2,150,000 Class A common shares, representing 46% of the shares of this class. Three of our directors are directors of Temagami.


                               LEGAL PROCEEDINGS

The disclosure with respect to legal proceedings at pages 22-23 of our Management's Discussion and Analysis for the year ended December 31, 2005 is incorporated herein by reference. This document is available on SEDAR at www.sedar.com.


                        TRANSFER AGENTS AND REGISTRARS

CIBC Mellon Trust Company is the transfer agent and registrar for the Class A common and Class B subordinate voting shares and maintains registers in Vancouver, British Columbia and Toronto, Ontario.


                              MATERIAL CONTRACTS

The following is the only contract entered into by the Company since January 1, 2002 which is material and not entered into in the ordinary course of business:

     o Partnership Agreement dated February 28, 2003, as amended, between the Company, Fording, Quintette, Elk Valley Coal and Teck-Bullmoose Coal Inc., providing for the formation and operation of Elk Valley Coal.


                             INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants, are the Company's auditors and have prepared an opinion with respect to the Company's consolidated financial statements as at and for the year ended December 31, 2005.

William P. Armstrong, P.Eng, and Dan Gurtler, AIMM, and Colin McKenny, P.Geol., have acted as Qualified Persons in connection with the estimates of mineral reserves and resources presented in this Annual Information Form. Mr. Armstrong is a former employee of the Company. Mr. McKenny is an employee of


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 44

Elk Valley Coal Partnership, of which the Company is the managing partner. Mr. Gurtler is an employee of Compania Minera Antamina S.A., in which the Company holds a 22.5% share interest. GLJ Petroleum Consultants Ltd. has acted as an independent reserves evaluator in connection with our interest in the Fort Hills oil sands project. Messrs. Armstrong, Gurtler, McKenny hold beneficially, directly or indirectly, less than 1% of any class of the Company's securities.


                            ADDITIONAL INFORMATION

(1) Additional information relating to the Company may be found on SEDAR at www.sedar.com.

(2) Additional information, including directors' and officers' remuneration and indebtedness to our business, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions is contained in the Management Proxy Circular to be issued for our Annual Meeting of Shareholders to be held on April 26, 2006. Additional financial information is also provided in our comparative financial statements and Management's Discussion and Analysis for the year ended December 31, 2005. Copies of these documents are available upon request from our Corporate Secretary.

(3) Unless otherwise stated information contained herein is as at March 1, 2006.






TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                    Page 45

                                  SCHEDULE A


                            AUDIT COMMITTEE MANDATE

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Teck Cominco Limited is to provide an open avenue of communication between management, the external auditor, the internal auditors and the Board and to assist the Board in its oversight of the:

     o integrity, adequacy and timeliness of the company's financial reporting and disclosure practices;

     o processes for identifying and managing the principal financial risks of the company and the company's internal control systems that ensures fair, complete and accurate financial reporting;

     o company's compliance with legal and regulatory requirements related to financial reporting;

     o accounting principles and policies used by management in determining significant estimates,

     o    antifraud    programs   and   controls,    including    management's
          identification of fraud risks and implementation of antifraud measures,

     o    mechanisms  for  employees  to  report  concerns  about   accounting
          policies and financial reporting,

     o engagement, independence and performance of the company's external auditor; and

     o audit plan, programs and results of internal audits and Sarbanes Oxley and Bill 198 internal controls compliance testing performed by the company's internal audit department.

The Committee shall also perform any other activities consistent with this Charter, the company's by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee and the Chairman shall be appointed by the Board and may be removed by the Board in its discretion. All members of the Committee shall be independent directors and have sufficient financial literacy, which means the ability to read and understand a balance sheet, income statement, cash flow statement and the notes attached thereto, to enable them to discharge their responsibilities in accordance with applicable laws and/or requirements of the various stock exchanges on which the company's securities trade and in accordance with National Investment Instrument 52-110. At least one member of the Committee shall have accounting or related financial management expertise that allows that member to read and understand financial statements and the related notes attached thereto in accordance with generally accepted accounting principles ("GAAP").


TECK COMINCO LIMITED - 2005 ANNUAL INFORMATION FORM                   Page A-1

The Committee's role is one of oversight. Management is responsible for preparing the company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with GAAP. Management is also responsible for establishing, documenting and reviewing systems of internal control and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditor's responsibility is to audit the company's financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the company in accordance with GAAP.

The Committee is directly responsible for the appointment, compensation, evaluation, termination and oversight of the work of the external auditor and oversees the resolution of any disagreements between management and the external auditor regarding financial reporting. The external auditor shall report directly to the Committee, as they are accountable to the Board as representatives of the company's shareholders. As such, it is not the duty or responsibility of the Committee or any of its members to plan or conduct any type of audit or accounting review or procedure.

AUTHORITY AND RESPONSIBILITIES

In performing its oversight responsibilities, the Committee shall:

1. Review and assess the adequacy of this Charter and recommend any proposed changes to the Board for approval at least once per year.

2. Review the appointments of the company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3. Review with management, the external auditor and the director of compliance and internal audit the adequacy and effectiveness of the company's systems of internal control, the remediation status of any reported or significant internal control deficiencies identified during annual compliance testing as required under Sarbanes Oxley and Bill 198 legislation and the adequacy and timeliness of its financial reporting processes.

4. Review with management and the external auditor the annual audited financial statements, the unaudited quarterly financial statements, the management discussion and analysis reports, annual and interim earnings press releases and other financial reporting documents, including the CEO and CFO quarterly certifications, prior to their public disclosure, filing or distribution of these documents. Such review includes financial matters required to be reported under applicable legal or regulatory requirements.

5. Ensure that adequate procedures are in place for the review of the company's public disclosure of financial information extracted or derived from the company's financial statements, other than the public disclosure referred to in the immediately preceding item, and periodically assess the adequacy of these procedures.

6.   Review with management and the external auditor and approve earnings news
     releases  and  other   financial   information   and  earnings   guidance
     disclosures contained in such news releases prior to their release.


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

7. Where appropriate and prior to release, review with management and approve any other news releases that contain significant financial information that has not previously been released to the public.

8. Review the company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

9. Review the quality and appropriateness, not just the acceptability, of the accounting policies and the clarity of financial information and disclosure practices adopted by the company, including consideration of the external auditors' judgments about the quality and appropriateness of the company's accounting policies. This review shall include discussions with the external auditor without the presence of management.

10. Review with management, the external auditor and the director of compliance and internal audit significant related party transactions and potential conflicts of interest.

11. Recommend to the Board and shareholders (a) the external auditor to be nominated to examine the company's accounts and financial statements and prepare and issue an auditor's report on them or perform other audit, review or attest services for the company and (b) the compensation of the external auditor. The Committee has the responsibility to approve all audit engagement terms and fees. The Committee shall pre-approve all audit, non-audit and assurance services provided to the company and its subsidiary entities by the external auditor, but the Chairman or his appointee may be delegated the responsibility to approve these services where the fee is not significant. The pre-approval of such services by any member to whom authority has been delegated must be reported to the Committee at its first scheduled meeting following such pre-approval.

12. Review with management and the external auditor and approve the annual audit plan and results of and any problems or difficulties encountered during any external audits and management's responses thereto.

13. Receive the reports of the external auditor on completion of the quarterly reviews and the annual audit.

14. Monitor the independence of the external auditors by reviewing all relationships between the independent auditor and the company and all audit, non-audit and assurance work performed for the company by the independent auditor on at least an a quarterly basis. The Committee will receive an annual written confirmation of independence from the external auditor

15. Review and approve the company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the company.

16. Review and approve the functions of the company's internal audit department, including:

     o    its mandate, authority and organizational reporting lines;

     o its annual and longer term internal audit plans, budgets and staffing;


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

     o    its performance; and

     o the appointment, reassignment or replacement of the director of compliance and internal audit.

         This review will include discussions with the director of compliance and internal audit without the presence of management or the external auditor.

17. Review with senior financial management, the external auditor, the director of compliance and internal audit, and such others as the Committee deems appropriate, the results of internal audits, internal control compliance testing audits and any problems or difficulties encountered during the audits.

18.  Review  the  company's   procedures  and  establish  procedures  for  the
     Committee for the:

     o    receipt,   retention  and   resolution   of   complaints   regarding
          accounting, internal accounting controls, financial disclosure or auditing matters; and

     o confidential, anonymous submission by employees regarding questionable accounting, auditing or financial reporting and disclosure matters or violations of the Company's Code of Ethics or Standard of Business Practices.

19. Conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities. The Committee has the authority to (a) retain independent counsel, accountants or other advisors to assist it in the conduct of its investigation, at the expense of the company, and (b) set and pay the compensation of any advisors retained by it.

20. The Committee shall report its recommendations and findings to the Board after each meeting and shall conduct and present to the Board an annual performance evaluation of the effectiveness of the Committee.




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

                                  SCHEDULE B


                            REPORT ON RESERVES DATA
                                      BY
                        INDEPENDENT QUALIFIED RESERVES
                             EVALUATOR OR AUDITOR


To the board of directors Teck Cominco Ltd. (the "Company"):

We have prepared an evaluation of the Company's reserves data, which consist of a best estimate of working interest contingent resources as at December 31, 2005.

The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data, based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

GLJ believes the best estimate of contingent resources associated with the Company's 15 percent interest in the proposed Fort Hills oil sands project as at December 31, 2005 is 0.45 billion barrels of synthetic crude oil. Contingent resources are the portions of volumes remaining to be recovered from a known accumulation that have not been classified as reserves. Resources are further classified according to the degree of certainty associated with the estimate as low estimate, best estimate or high estimate. Further data acquisition and evaluation are required to confirm the planning basis before reserves will be assigned to the Company.

We  have  no   responsibility   to  update  this  evaluation  for  events  and
circumstances occurring after the preparation date.

As the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

GLJ PETROLEUM CONSULTANTS LTD.                             Dated March 1, 2006
                                                           Calgary, Alberta,
                                                           Canada


(Signed) James H. Willmon, P. Eng.
VP Corporate Evaluations



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

                                  SCHEDULE C

                      REPORT OF MANAGEMENT AND DIRECTORS
                               ON DECEMBER 2005
                            OIL AND GAS DISCLOSURE

Management of Teck Cominco Limited (the "Corporation") is responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements.

An independent qualified reserves evaluator has evaluated the resources data associated with the Fort Hills oil sands project and has concluded that the best estimate of contingent resources associated with the Corporation's 15% interest in the project is 0.45 billion barrels of synthetic crude oil. The report of the independent qualified reserves evaluator has been filed with securities regulatory authorities.

A committee of the board of directors of the Corporation composed of a majority of independent directors has

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b)  met  with the  independent  qualified  reserves  evaluator  to  determine
     whether  any  restrictions   affected  the  ability  of  the  independent
     qualified reserves evaluator to report without reservations; and

(c) reviewed the resources data with management and the independent qualified reserves evaluator.

The same committee of the board of directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the committee, approved

(a) the content and filing with securities regulatory authorities of the resources data and other oil and gas information;

(b)  the filing of the report of the independent qualified reserves evaluator;
     and

(c)  the content and filing of this report.


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

Because the resources data are based on judgements regarding future events, actual results will vary and the variations may be material.

Dated March 1, 2006.


/s/ Donald R. Lindsay                        /s/ Chris Thompson
--------------------------------             ---------------------------------
Donald R. Lindsay                            Chris Thompson
President and Chief Executive Officer        Director




/s/ Ronald A. Millos                         /s/ David Thompson
--------------------------------             ---------------------------------
Ronald A. Millos                             David Thompson
Senior Vice President, Finance               Director
and Chief Financial Officer






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